   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           H. F. AHMANSON & COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

            DELAWARE                            6035                           95-0479700
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (IRS EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)

                             4900 RIVERGRADE ROAD
                          IRWINDALE, CALIFORNIA 91706
                                (818) 960-6311
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                             MADELEINE A. KLEINER
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           H. F. AHMANSON & COMPANY
                             4900 RIVERGRADE ROAD
                          IRWINDALE, CALIFORNIA 91706
                                (818) 960-6311
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

                              H. RODGIN COHEN AND
                              ALAN J. SINSHEIMER
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (212) 558-4000

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                             PROPOSED
                                          AMOUNT       PROPOSED MAXIMUM       MAXIMUM        AMOUNT OF
        TITLE OF EACH CLASS OF             TO BE        OFFERING PRICE       AGGREGATE      REGISTRATION
     SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2)     FEE(2)
--------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
 share (including associated stock      157,200,000
 purchase rights)..................       shares            $30.80        $4,841,389,970     $1,467,088
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) The number of shares to be registered pursuant to this Registration Statement is based upon the number of shares of common stock, par value $1.00 per share ("GWF Common Stock"), of Great Western Financial Corporation presently outstanding or reserved for issuance under various plans or otherwise expected to be issued upon the consummation of the proposed transaction to which this Registration Statement relates (less the 100 shares of GWF Common Stock beneficially owned by H.F. Ahmanson & Company) multiplied by the exchange ratio of 1.05 shares of common stock, par value $0.01 per share, of H.F. Ahmanson & Company for each share of GWF Common Stock.
(2) The registration fee was computed pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of GWF Common Stock, as reported by the New York Stock Exchange on February 10, 1997.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION DATED FEBRUARY 18, 1997

PRELIMINARY COPY

                                  ----------

                        JOINT PROXY STATEMENT/PROSPECTUS
                                       OF
                            H. F. AHMANSON & COMPANY

                                  ----------

  On February 17, 1997, H. F. Ahmanson & Company, a Delaware corporation ("Ahmanson"), submitted a written proposal to Great Western Financial Corporation, a Delaware corporation ("GWF"), for a tax-free merger of the two companies (the "Proposed Merger") pursuant to which each outstanding share of common stock, par value $1.00 per share ("GWF Common Stock"), of GWF would be converted into 1.05 shares of common stock, par value $0.01 per share ("Ahmanson Common Stock"), of Ahmanson (the "Ahmanson Proposal").

  Based on the closing price of the Ahmanson Common Stock on February 14, 1997 (the last trading day before announcement of the Ahmanson Proposal), GWF common stockholders would receive in the Proposed Merger shares of Ahmanson Common Stock with a value of $42.53 for each of their shares of GWF Common Stock-- representing a 24.2% premium over the closing price of the GWF Common Stock.

  Ahmanson believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF. Specifically, Ahmanson believes that the Proposed Merger would (a) be significantly accretive to cash earnings per share in the first year and accretive to reported earnings per share approximately twelve months after completion of the Proposed Merger, (b) allow the combined company to realize cost savings estimated at over $400 million per year (Ahmanson expects to be able to achieve substantially all of such annual savings within 15 months after closing the Proposed Merger), (c) enhance the combined company's competitive position in its major markets in California, where the combined company would rank third (with about $50 billion in deposits), and in Florida, where the combined company would rank fifth (with about $10 billion in deposits), and
(d) provide additional scale in key business lines (mortgage lending, loan servicing, consumer and small business lending and investment services). The combined company would be the 10th largest depository organization in the United States (based on deposits). See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger". Ahmanson is confident that it will be able to obtain the regulatory approvals required for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company. Accordingly, Ahmanson believes that the Board of Directors of GWF (the "GWF Board") should find the Proposed Merger highly attractive. However, as of the date of this Preliminary Joint Proxy Statement/Prospectus, GWF has not yet responded to the Ahmanson Proposal and the parties have not yet entered into any negotiations concerning the Proposed Merger or any other business combination between Ahmanson and GWF.

  Assuming the GWF Board approves the Proposed Merger, a definitive version of this Joint Proxy Statement/Prospectus (the "Definitive Joint Proxy Statement/Prospectus") would be furnished by Ahmanson in connection with its solicitation of proxies for use at a special meeting of stockholders of Ahmanson (including any adjournments or postponements thereof, the "Ahmanson Meeting"). At the Ahmanson Meeting, holders of Ahmanson Common Stock would be asked to consider and vote upon a proposal to adopt an agreement and plan of merger providing for the Proposed Merger (the "Merger Agreement"). In addition, at the Ahmanson Meeting, holders of Ahmanson Common Stock would be asked to consider and vote upon a proposal to amend Ahmanson's Restated Certificate of Incorporation (the "Ahmanson Charter") to increase the number of authorized shares of Ahmanson Common Stock from 220 million to 350 million shares (the "Ahmanson Charter Amendment"). The Ahmanson Charter Amendment is necessary to permit the issuance of Ahmanson Common Stock required for completion of the Proposed Merger.

  Assuming the GWF Board approves the Proposed Merger, the Definitive Joint Proxy Statement/Prospectus would also be furnished by GWF in connection with its solicitation of proxies for use at a special meeting of stockholders of GWF (including any adjournments or postponements thereof, the "GWF Meeting"). At the GWF Meeting, holders of GWF Common Stock would be asked to consider and vote upon a proposal to adopt the Merger Agreement.
                                                        (continued on next page)

                                  ----------

 THE SECURITIES OFFERED  HEREBY HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE
  SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR
   HAS  THE  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES
    COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS  JOINT PROXY
     STATEMENT/PROSPECTUS.  ANY  REPRESENTATION   TO  THE  CONTRARY  IS  A
      CRIMINAL OFFENSE.

THE  SECURITIES OFFERED  HEREBY ARE  NOT  SAVINGS ACCOUNTS,  DEPOSITS OR  OTHER
 OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
  ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                                  ----------

     The date of this Joint Proxy Statement/Prospectus is          , 1997.

(continued from previous page)

  This Joint Proxy Statement/Prospectus also constitutes a prospectus of Ahmanson with respect to the Ahmanson Common Stock issuable to holders of GWF Common Stock upon consummation of the Proposed Merger. Assuming the GWF Board approves the Proposed Merger, copies of the Definitive Joint Proxy Statement/Prospectus would also be furnished to the holders of the GWF 8.30% Preferred Stock and the GWF Depositary Shares (each as defined herein) for informational purposes, but proxies would not be solicited from such holders and such holders would not be entitled, and would not be asked, to vote at the Ahmanson Meeting or the GWF Meeting.

  Assuming the Proposed Merger is consummated, at the effective time of the Proposed Merger (the "Effective Time"), (i) each outstanding share of GWF Common Stock, other than shares held in GWF's treasury or beneficially owned directly or indirectly by Ahmanson or its subsidiaries or by GWF or its subsidiaries, would be converted into 1.05 shares of Ahmanson Common Stock (the "Exchange Ratio"), with cash being paid in lieu of fractional shares, and
(ii) each outstanding share of GWF 8.30% Cumulative Preferred Stock, liquidation preference $250 per share ("GWF 8.30% Preferred Stock"; the GWF Common Stock and the GWF 8.30% Preferred Stock are collectively referred to herein as the "GWF Capital Stock"), would be converted into one share of Ahmanson 8.30% Cumulative Preferred Stock, liquidation preference $250 per share ("New Ahmanson 8.30% Preferred Stock"; the Ahmanson Common Stock, the Ahmanson Preferred Stock (as defined herein) and the New Ahmanson 8.30% Preferred Stock are collectively referred to herein as the "Ahmanson Capital Stock"). The terms, designations, preferences, limitations, privileges and rights of the New Ahmanson 8.30% Preferred Stock would be substantially the same as those of the GWF 8.30% Preferred Stock. The New Ahmanson 8.30% Preferred Stock would be represented by depositary shares (the "New Ahmanson Depositary Shares"). See "Description of Ahmanson Capital Stock".

  The Ahmanson Common Stock, GWF Common Stock and depositary shares ("GWF Depositary Shares") representing the GWF 8.30% Preferred Stock are listed on the New York Stock Exchange (the "NYSE"). The closing prices of Ahmanson Common Stock (NYSE Symbol: "AHM") and GWF Common Stock (NYSE Symbol: "GWF") on the NYSE on February 14, 1997 (the last trading day before announcement of the Ahmanson Proposal) were $40.50 and $34.25 per share, respectively. Based on such closing price of the Ahmanson Common Stock, the Exchange Ratio would result in an implied market value per share for the GWF Common Stock of $42.53, which represents a 24.2% premium over the closing price of GWF Common Stock on February 14, 1997. Because the Exchange Ratio is fixed, a change in the market price of the Ahmanson Common Stock before the Effective Time would affect the implied market value of the Ahmanson Common Stock to be received in the Proposed Merger in exchange for the GWF Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE PER SHARE OF THE AHMANSON COMMON STOCK AT ANY TIME PRIOR TO, AT OR AFTER THE EFFECTIVE TIME. GWF stockholders are urged to obtain current market quotations.

  All references to the GWF Common Stock in this Joint Proxy Statement/Prospectus include the associated GWF Rights (as defined herein) issued pursuant to the GWF Rights Plan (as defined herein) and all references to the Ahmanson Common Stock include the associated Ahmanson Rights (as defined herein) issued pursuant to the Ahmanson Rights Plan (as defined herein).

  Assuming the GWF Board approves the Proposed Merger, the Definitive Joint Proxy Statement/Prospectus and appropriate forms of proxies for the Ahmanson Meeting and the GWF Meeting (collectively the "Meetings") would be mailed to the stockholders of Ahmanson and GWF as soon thereafter as practicable.

                             AVAILABLE INFORMATION

  Ahmanson and GWF are both subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Ahmanson and GWF with the Commission may be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. The shares of Ahmanson Common Stock and GWF Common Stock are listed on the NYSE and the Pacific Stock Exchange (the "PSE"). The periodic reports, proxy statements and other information filed by Ahmanson and GWF with the Commission may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.

  This Joint Proxy Statement/Prospectus is included as part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") filed with the Commission by Ahmanson, relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 157,200,000 shares of Ahmanson Common Stock. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, to which reference is hereby made for further information with respect to Ahmanson and GWF and the Ahmanson Common Stock offered hereby. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by Ahmanson (File No. 1-
8930) are incorporated herein by reference: (a) Ahmanson's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Ahmanson 10-K"); (b) the portions of Ahmanson's Proxy Statement for the Annual Meeting of Stockholders held on May 13, 1996 that have been incorporated by reference in the 1995 Ahmanson 10-K; (c) Ahmanson's Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996; (d) Ahmanson's Current Reports on Form 8-K dated January 24, 1996, March 28, 1996, April 16, 1996, May 14, 1996, June 26, 1996, July 16, 1996, October 16, 1996,
January 15, 1997 and February 17, 1997; and (e) the description of the Ahmanson Rights contained in Item 1 of the Ahmanson Registration Statement on Form 8-A dated August 2, 1988, and any amendment or report updating such description filed on or after the date of this Joint Proxy Statement/Prospectus to and including the date of the applicable Meeting.

  The following documents filed with the Commission by GWF (File No. 1-4075) are incorporated herein by reference: (a) GWF's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 GWF 10-K"); (b) the portions of GWF's Proxy Statement for the Annual Meeting of Stockholders held on April 23, 1996 that have been incorporated by reference in the 1995 GWF 10-K; (c) GWF's Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996; (d) GWF's Current Reports on Form 8-K dated December 2, 1996, January 22, 1997 and January 27, 1997; (e) the description of GWF Capital Stock contained in the GWF Registration Statement on Form S-8 (File No. 333-12655) filed with the Commission on September 25, 1996, and any amendment or report updating such description filed on or after the date of this Joint Proxy Statement/Prospectus to and including the date of the applicable Meeting; and (f) the description of the GWF Rights contained in
Item 1 of the GWF Registration Statement on Form 8-A dated June 25, 1986, as amended by the Form 8-A/A dated June 30, 1995, and any amendment or report updating such description filed on or after the date of this Joint Proxy Statement/Prospectus to and including the date of the applicable Meeting.

  All documents filed by either Ahmanson or GWF pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the applicable Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO H. F. AHMANSON & COMPANY, 4900 RIVERGRADE ROAD, IRWINDALE, CALIFORNIA 91706, ATTENTION: INVESTOR RELATIONS. TELEPHONE REQUESTS MAY BE DIRECTED TO (818) 814-7986.

                                GWF INFORMATION

  Although Ahmanson has included information concerning GWF insofar as it is known or reasonably available to Ahmanson, Ahmanson is not currently affiliated with GWF and GWF has not to date permitted access by Ahmanson to GWF's books and records. Therefore, information concerning GWF which has not been made public is not available to Ahmanson. Although Ahmanson has no knowledge that would indicate that statements relating to GWF contained or incorporated by reference in this Joint Proxy Statement/Prospectus in reliance upon publicly available information are inaccurate or incomplete, Ahmanson was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements. Accordingly, Ahmanson takes no responsibility for the accuracy of such information or statements.

  Pursuant to Rule 409 promulgated under the Securities Act and Rule 12b-21 promulgated under the Exchange Act, Ahmanson is requesting that GWF and its independent accountants provide to Ahmanson the information required for complete disclosure concerning the business, operations, financial condition and management of GWF. As of the date of this preliminary Joint Proxy Statement/Prospectus, neither GWF nor its independent accountants had provided any information in response to such request. Ahmanson will provide any and all information which it receives from GWF or its independent accountants prior to the Meetings and which Ahmanson deems material, reliable and appropriate in a subsequently prepared amendment or supplement hereto.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE AHMANSON PROPOSAL OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AHMANSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL UNDER NO CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AHMANSON OR GWF SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

  FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

  THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF AHMANSON FOLLOWING THE CONSUMMATION OF THE PROPOSED MERGER, INCLUDING STATEMENTS RELATING TO: (A) THE COST SAVINGS AND ACCRETION TO CASH EARNINGS AND REPORTED EARNINGS THAT WILL BE REALIZED FROM THE PROPOSED MERGER (SEE "THE PROPOSED MERGER--BACKGROUND OF THE AHMANSON PROPOSAL; REASONS FOR THE PROPOSED MERGER"); (B) THE IMPACT ON REVENUES OF THE PROPOSED MERGER, INCLUDING THE POTENTIAL FOR ENHANCED REVENUES AND THE IMPACT ON REVENUES OF CONSOLIDATION OF RETAIL BRANCHES AND OTHER OPERATIONS AS PLANNED (SEE "THE PROPOSED MERGER--BACKGROUND OF THE AHMANSON PROPOSAL; REASONS FOR THE PROPOSED MERGER"); AND (C) THE RESTRUCTURING CHARGES EXPECTED TO BE INCURRED IN CONNECTION WITH THE PROPOSED MERGER (SEE "PRO FORMA COMBINED FINANCIAL INFORMATION"). THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE PROPOSED MERGER CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME;
(2) REVENUES FOLLOWING THE PROPOSED MERGER ARE LOWER THAN EXPECTED; (3) COMPETITIVE PRESSURE AMONG DEPOSITORY INSTITUTIONS INCREASES SIGNIFICANTLY;
(4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF AHMANSON AND GWF ARE GREATER THAN EXPECTED; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATES IN WHICH THE COMBINED COMPANY WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; AND (7) LEGISLATION OR REGULATORY CHANGES ADVERSELY AFFECT THE BUSINESSES IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF AHMANSON AFTER THE PROPOSED MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.

                                    SUMMARY

  The information below is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus, including the documents incorporated in this Joint Proxy Statement/Prospectus by reference. As used in this Joint Proxy Statement/Prospectus, the term "Ahmanson" refers to Ahmanson and, unless the context otherwise requires, its subsidiaries, and the term "GWF" refers to GWF and, unless the context otherwise requires, its subsidiaries. The term "Surviving Corporation" is sometimes used herein to refer to Ahmanson following consummation of the Proposed Merger.

BACKGROUND OF THE AHMANSON PROPOSAL; REASONS FOR THE PROPOSED MERGER

  On a number of occasions during the last several years, the current and predecessor chief executive officers of Ahmanson and GWF have informally discussed the possibility of a merger of the two companies. These discussions took place against the background of a rapidly changing banking industry undergoing substantial consolidation, primarily as a result of increased competition and a need to reduce costs through economies of scale. In addition, in recent years, the two companies have been pursuing compatible business strategies.

  Consolidation among depository institutions has increased in recent years and has included the merger or sale of a number of large California-based banks and savings institutions. Among the major transactions that have occurred in recent years are the combinations of: the six largest California banks (Wells Fargo and First Interstate, Bank America and Security Pacific, and Union Bank and Bank of California); the fifth and seventh largest California savings institutions (First Nationwide and California Federal) (which followed a proposal by Golden West, the third largest California savings institution, to acquire California Federal); and the fourth largest California savings institution and one of the largest savings institutions outside of California (American Savings and Washington Mutual) (size references are to asset rankings as of June 30 of the year of the referenced merger). Ahmanson has taken advantage of this trend toward consolidation to enlarge its presence and enhance its market share in key markets while disposing of assets in other, "non-core" markets. Since June 1992, Ahmanson has engaged in transactions which, taken together, have resulted in the acquisition of $6.8 billion in deposits, primarily in California, at an average deposit premium (i.e., the ratio of net purchase price to acquired deposits) of 2.9% and the sale of over $12.7 billion in deposits in non-core markets at an average deposit premium of 7.1%. In addition, in September 1996, Ahmanson acquired approximately $1.9 billion in deposits by completing its purchase of 61 former First Interstate branches.

  Ahmanson believes that GWF also recognizes the merits of a focus on core markets and the inevitability of consolidation. For example, in December 1993, GWF acquired 119 branches of HomeFed in California having $4.1 billion in deposits and, in December 1994, sold its 31 branches on the west coast of Florida having $1.0 billion in deposits.

  In light of the foregoing, on February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, contacted John
F. Maher, President and Chief Executive Officer, of GWF and delivered to him a written proposal for a tax-free merger of the two companies pursuant to which each outstanding share of GWF Common Stock would be converted into 1.05 shares of Ahmanson Common Stock. Ahmanson subsequently issued a press release publicly disclosing the Ahmanson Proposal.

  Based on the closing price of the Ahmanson Common Stock on the NYSE on February 14, 1997 (the last trading day before announcement of the Ahmanson Proposal), GWF common stockholders would receive in the Proposed Merger shares of Ahmanson Common Stock with a value of $42.53 for each of their shares of GWF Common Stock, representing a 24.2% premium over the February 14, 1997 closing price of the GWF Common Stock.

  Ahmanson believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF. Specifically, Ahmanson believes that the Proposed Merger would (a) be significantly accretive to cash earnings per share (i.e., reported earnings before amortization of intangibles) in the first year and accretive to reported earnings per share approximately twelve months after completion of the Proposed Merger, (b) allow the combined company to realize cost savings estimated at over $400 million per year (Ahmanson expects to be able to achieve substantially all of such annual savings within 15 months after closing the Proposed Merger), (c) enhance the combined company's competitive position in its major markets in California, where the combined company would rank third (with about $50 billion in deposits), and in Florida, where the combined company would rank fifth (with about $10 billion in deposits), and (d) provide additional scale in key business lines (mortgage lending, loan servicing, consumer and small business lending and investment services). See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger". Ahmanson is confident that it will be able to obtain the regulatory approvals necessary for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company. See "The Proposed Merger--Regulatory Approvals". Accordingly, Ahmanson believes that the GWF Board should find the Proposed Merger highly attractive. However, as of the date of this Preliminary Joint Proxy Statement/Prospectus, GWF has not yet responded to the Ahmanson Proposal and the parties have not yet entered into any negotiations concerning the Proposed Merger or any other business combination between Ahmanson and GWF.

THE PARTIES TO THE PROPOSED MERGER

 Ahmanson

  Ahmanson, a Delaware corporation, conducts its principal business operations through Home Savings of America, FSB, a federally chartered savings bank ("Home Savings"). Although Home Savings has traditionally focused on deposit-taking and residential real estate lending, Home Savings has changed its focus toward becoming a full-service consumer bank. Home Savings' acquisition of 61 First Interstate Bank branches has accelerated Home Savings' progress toward effecting this change. See "Business of Ahmanson".

  At December 31, 1996, Ahmanson had total assets of $50 billion, deposits of $35 billion and stockholders' equity of $2.4 billion. Based on deposits, Ahmanson was at that date the third largest depository institution in California and the 17th largest in the United States.

  Ahmanson has its principal executive offices at 4900 Rivergrade Road, Irwindale, California 91706, telephone number (818) 960-6311.

 GWF

  GWF is a savings and loan holding company organized in 1955 under the laws of the state of Delaware. The principal assets of GWF are the capital stock of Great Western Bank, a Federal Savings Bank ("GW Bank"), and Aristar, Inc. ("Aristar"). GW Bank is a federally chartered stock savings bank which has 416 branches in California and Florida. Aristar conducts consumer finance operations through 528 offices in 24 states, which provide direct installment loans and related credit insurance services and purchase retail installment contracts. See "Business of GWF".

  At December 31, 1996, GWF reported total assets of $43 billion, deposits of $29 billion and stockholders' equity of $2.6 billion. Based on deposits, GWF was at that date the fourth largest depositary institution in California and the 23rd largest in the United States.

  GWF has its principal executive offices at 9200 Oakdale Avenue, Chatsworth, California 91311, telephone number (818) 775-3111.

CONVERSION OF GWF CAPITAL STOCK

  Assuming the Proposed Merger is consummated, at the Effective Time, (i) each outstanding share of GWF Common Stock, other than shares held in GWF's treasury or beneficially owned directly or indirectly by Ahmanson or its subsidiaries or by GWF or its subsidiaries, would be converted into 1.05 shares of Ahmanson Common Stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of GWF 8.30% Preferred Stock would be converted into one share of New Ahmanson 8.30% Preferred Stock. The terms, designations, preferences, limitations, privileges and rights of the New Ahmanson 8.30% Preferred Stock would be substantially the same as those of the GWF 8.30% Preferred Stock. See "The Proposed Merger--Conversion of GWF Capital Stock".

  Assuming the Proposed Merger is consummated, at the Effective Time, each option to purchase shares of GWF Common Stock (each a "GWF Common Stock Option") issued by GWF pursuant to any of its employee or director stock option programs (each a "GWF Common Stock Plan") that is outstanding and unexercised immediately prior to the Effective Time would be converted automatically into an option to purchase shares of Ahmanson Common Stock (each an "Ahmanson Stock Option"). The number of shares of Ahmanson Common Stock subject to an Ahmanson Stock Option would be equal to the product of the number of shares of GWF Common Stock underlying the GWF Common Stock Option multiplied by the Exchange Ratio and rounded to the nearest share, and the exercise price per share of Ahmanson Common Stock subject to an Ahmanson Stock Option would be equal to the exercise price per share of GWF Common Stock underlying the GWF Common Stock Option divided by the Exchange Ratio and rounded to the nearest cent. See "The Proposed Merger--Conversion of GWF Capital Stock".

VOTES REQUIRED

  The Proposed Merger would be conditioned on, among other things, obtaining the approval of the GWF Board and obtaining required approvals from the stockholders of Ahmanson and GWF.

  Ahmanson Stockholder Vote Required. Under the General Corporation Law of Delaware (the "DGCL"), the affirmative vote of the holders of at least a majority of the total number of outstanding shares of Ahmanson Common Stock entitled to vote at the Ahmanson Meeting would be required both to adopt the Merger Agreement and to approve the Ahmanson Charter Amendment. Holders of Ahmanson Preferred Stock would not be entitled to and would not be requested to vote at the Ahmanson Meeting.

  Assuming the GWF Board approves the Proposed Merger, it is expected that all of the shares of Ahmanson Common Stock (excluding shares subject to stock options) beneficially owned by directors and executive officers of Ahmanson and their affiliates at the close of business on the Record Date would be voted for adoption of the Merger Agreement and approval of the Ahmanson Charter Amendment.

  GWF Stockholder Vote Required. Under the DGCL, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of GWF Common Stock entitled to vote at the GWF Meeting would be required to adopt the Merger Agreement. Holders of GWF Preferred Stock and GWF Depositary Shares would not be entitled to and would not be requested to vote at the GWF Meeting.

  See "The Proposed Merger--Votes Required".

REGULATORY APPROVALS

  The Proposed Merger would also be conditioned on obtaining all required regulatory approvals (the "Requisite Regulatory Approvals").

  The principal Requisite Regulatory Approval is approval of the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act and the Federal Deposit Insurance Act. As described under "The Proposed Merger--Regulatory Approvals", Ahmanson intends to file an application seeking this OTS approval promptly. Ahmanson is confident that it will be able to obtain the OTS approval on a timely basis and without the imposition of any condition that would have a material adverse effect on the combined company. See "The Proposed Merger-- Regulatory Approvals".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  It is intended that the Proposed Merger would be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that, accordingly, for federal income tax purposes no gain or loss would be recognized by either GWF or Ahmanson as a result of the Proposed Merger. Assuming the GWF Board approves the Proposed Merger, Ahmanson expects that Sullivan & Cromwell, special counsel to Ahmanson, and tax counsel to GWF would deliver opinions substantially to the effect that GWF's stockholders will not recognize gain or loss upon the receipt solely of Ahmanson Common Stock or New Ahmanson 8.30% Preferred Stock in exchange for GWF Common Stock or GWF 8.30% Preferred Stock, respectively, except with respect to any cash received in lieu of a fractional share interest in Ahmanson Common Stock.

  All stockholders should carefully read the discussion of the material federal income tax consequences of the Proposed Merger under "The Proposed Merger-- Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, local and foreign tax consequences in their particular circumstances.

ACCOUNTING TREATMENT

  If the Proposed Merger is consummated, Ahmanson would account for the acquisition of GWF using the purchase method of accounting. Accordingly, the consideration to be paid in the Proposed Merger would be allocated to assets acquired and liabilities assumed based on their estimated fair values at the consummation date. Net income (or loss) of GWF prior to the consummation date would not be included in net income of the combined company. See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger-- Purchase Accounting; Stock Repurchase Program".

APPRAISAL RIGHTS

  Under the DGCL, holders of GWF Common Stock, GWF Preferred Stock (including the holders of GWF Depositary Shares), Ahmanson Common Stock and Ahmanson Preferred Stock (including the holders of Ahmanson Depositary Shares) would have no appraisal rights in connection with the Proposed Merger. See "The Proposed Merger--Appraisal Rights".

MARKETS AND MARKET PRICES

  The Ahmanson Common Stock is listed on the NYSE and the PSE under the symbol "AHM" and the GWF Common Stock is listed on the NYSE and the PSE under the symbol "GWF". The following table sets forth the closing price per share of Ahmanson Common Stock and the closing price per share of GWF Common Stock on the NYSE, and the "equivalent per share price" (as defined below) of GWF Common Stock, as of February 14, 1997, the last trading day before public announcement of the Ahmanson Proposal. The "equivalent per share price" of GWF Common Stock equals the closing price per share of Ahmanson Common Stock on such date multiplied by the Exchange Ratio. See "The Proposed Merger--Conversion of GWF Capital Stock".

                                              MARKET PRICES PER SHARE
                                    --------------------------------------------
                                      AHMANSON                    EQUIVALENT PER
                                    COMMON STOCK GWF COMMON STOCK  SHARE PRICE
                                    ------------ ---------------- --------------
      February 14, 1997............    $40.50         $34.25          $42.53

  Because the Exchange Ratio is fixed, a change in the market price of Ahmanson Common Stock before the Effective Time would affect the implied market value of the Ahmanson Common Stock to be received in the Proposed Merger in exchange for the GWF Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE OF THE AHMANSON COMMON STOCK AT ANY TIME BEFORE, AT OR AFTER THE EFFECTIVE TIME. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR AHMANSON COMMON STOCK AND GWF COMMON STOCK. SEE "THE PROPOSED MERGER CONVERSION OF GWF CAPITAL STOCK".

  Assuming the Proposed Merger is consummated, the GWF Common Stock and the GWF Depositary Shares would no longer exist and, as a result, would no longer be listed on the NYSE or, in the case of the GWF Common Stock, on the PSE or the London Stock Exchange. It is expected that the Ahmanson Common Stock and the New Ahmanson Depositary Shares issued in connection with the Proposed Merger would be listed on the NYSE and, in the case of the Ahmanson Common Stock, on the PSE.

COMPARISON OF RIGHTS OF THE HOLDERS OF GWF COMMON STOCK AND AHMANSON COMMON
STOCK

  Assuming the Proposed Merger is consummated, stockholders of GWF would become stockholders of Ahmanson. As each of GWF and Ahmanson is organized under the laws of Delaware, differences in the rights of the holders of Ahmanson Common Stock and GWF Common Stock arise solely from various provisions of the certificate of incorporation and by-laws of each of GWF and Ahmanson, and from differences between the Rights Agreement, dated June 25, 1986, between GWF and First Chicago Trust Company of New York, as Rights Agent, as amended by the First Amendment, dated February 19, 1988 (as so amended, the "GWF Rights Plan"), and the Rights Agreement, dated as of July 26, 1988, between Ahmanson and Union Bank, as Rights Agent (the "Ahmanson Rights Plan"). For a discussion of certain similarities and differences between the rights of holders of GWF Common Stock and the rights of holders of Ahmanson Common Stock, see "Comparison of Rights of Holders of GWF Common Stock and Ahmanson Common Stock".

DESCRIPTION OF AHMANSON CAPITAL STOCK

  The authorized capital stock of Ahmanson consists of 220,000,000 shares of Ahmanson Common Stock, par value $.01 per share (which would be increased to 350,000,000 if the Ahmanson Charter Amendment is approved), and 10,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 1996, there were 102,153,052 shares (excluding 17,390,562 shares held in treasury) of Ahmanson Common Stock, 780,000 shares of 8.40% Preferred Stock, Series C, and 575,000 shares of 6% of Cumulative Convertible Preferred Stock, Series D, issued and outstanding (such series of preferred stock, the "Ahmanson Preferred Stock"). The outstanding shares of Ahmanson Preferred Stock are represented by depositary shares (the "Ahmanson Depositary Shares"), which are listed on the NYSE. 1,100,000 shares of Junior Participating Cumulative Preferred Stock are designated but unissued with respect to the Ahmanson Rights Plan.

  Holders of shares of Ahmanson Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of the outstanding Ahmanson Preferred Stock, holders of shares of Ahmanson Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Ahmanson available for distribution to stockholders. Ahmanson may not declare any dividends on the Ahmanson Common Stock unless full preferential amounts to which holders of the Ahmanson Preferred Stock are entitled have been paid or declared and set apart for payment. Ahmanson is also subject to certain contractual and regulatory restrictions on the payment of dividends.

  Each share of Ahmanson Common Stock currently has attached thereto stock purchase rights ("Ahmanson Rights") issued under the Ahmanson Rights Plan.

  For additional information concerning the capital stock of Ahmanson, see "Description of Ahmanson Capital Stock".

ACTIONS RELATED TO THE AHMANSON PROPOSAL

  Ahmanson anticipates delivering to the Secretary of GWF on February 18, 1997 a notice stating Ahmanson's intention (a) to nominate three persons (the "Ahmanson Nominees") as directors of GWF at GWF's 1997 annual meeting of stockholders (the "GWF Annual Meeting") and to nominate one or more additional persons as directors in the event that one of the Ahmanson Nominees is unable to stand for election or the size of the GWF Board is increased and (b) to submit a non-binding stockholder resolution and seven proposals to amend the By-laws of GWF (the "GWF By-laws") intended to facilitate the maximization of stockholder value by implementing certain procedures to ensure that the views of the stockholders and the Ahmanson Nominees, if elected, are considered by the entire GWF Board. On February 18, 1997, Ahmanson announced that it anticipated filing preliminary proxy solicitation materials with the Commission for use in soliciting proxies from stockholders of GWF to vote for the election of the Ahmanson Nominees and for the adoption of the stockholder resolution and the proposed amendments to the GWF By-laws (the "Proxy Solicitation"). Ahmanson also announced that it anticipated filing preliminary consent solicitation materials with the Commission for use in soliciting written consents from stockholders of GWF to adopt proposals, without a stockholders' meeting, that would (a) urge the GWF Board to arrange a merger to maximize stockholder value and (b) prevent the GWF Board from granting excessive "lock-up" fees, stock options, "crown jewel" options or "break-up" fee arrangements that could deter a merger maximizing stockholder value, unless the GWF stockholders approve those arrangements.

  As part of the February 18, 1997 announcement, Ahmanson also stated that it intended to acquire, through open-market purchases or otherwise, shares of GWF with a market value in excess of $15 million, and would file a notification and report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to such acquisition.

  Ahmanson also announced on February 18, 1997 the filing of a complaint against GWF and the members of the GWF Board in the Delaware Chancery Court which, among other things, generally seeks injunctive relief (a) against any application of the GWF Rights Plan to impede the Proposed Merger, (b) requiring the GWF Board to exempt the Proposed Merger from the operation of Section 203 of the DGCL and (c) prohibiting GWF and the members of the GWF Board from adopting any defensive measure that would have the effect of impeding or interfering with the Proposed Merger or the Proxy Solicitation.

CAPITALIZATION OF AHMANSON

  The following table sets forth the capitalization of Ahmanson and its subsidiaries as of December 31, 1996 and as adjusted to give effect to the Proposed Merger based on (a) the issuance of 144,769,760 shares of Ahmanson Common Stock, assuming that none of the GWF Common Stock Options are exercised,
(b) the conversion of GWF 8.30% Preferred Stock into New Ahmanson 8.30% Preferred Stock and (c) the additional assumptions described under "Pro Forma Combined Financial Information".

                                                       DECEMBER 31,  DECEMBER 31,
                                                           1996          1996
                                                         (ACTUAL)     (ADJUSTED)
                                                       ------------  ------------
                                                            (IN THOUSANDS)
Deposits and borrowings(1)
  Deposits...........................................  $34,773,945   $63,360,718
  Short-term borrowings under agreements to
   repurchase securities sold........................    1,820,000     1,820,000
  Other short-term borrowings........................      210,529       210,529
  FHLB advances......................................    3,138,725     3,138,725
  FHLB notes.........................................    1,302,647     1,302,647
  Other term notes...................................    3,915,499     3,915,499
  Medium-term floating rate notes....................      219,361       219,361
  Subordinated debt..................................      721,584       721,584
  Senior debt........................................      247,997       247,997
  GWF borrowings.....................................          --     10,501,813
  Other long-term borrowings.........................        4,179         4,179
                                                       -----------   -----------
    Total deposits and borrowings....................   46,354,466    85,443,052
Company-obligated mandatorily redeemable capital
 securities of subsidiary trust......................      148,413       248,413
Preferred stock, $.01 par value; authorized
 10,000,000 shares:
  8.40% Series C, outstanding 780,000 shares;
   liquidation preference $195,000...................      195,000       195,000
  6% Cumulative Convertible Series D, outstanding
   575,000 shares; liquidation preference $287,500...      287,500       287,500
  8.30% Cumulative Preferred stock, outstanding
   660,000 shares; liquidation preference $165,000...          --        165,000
Common stock, $.01 par value; authorized 220,000,000
 shares(2): outstanding 102,153,052 after deducting
 17,390,562 shares in treasury.......................        1,022         2,470
Additional paid-in capital...........................      178,810     6,040,539
Net unrealized loss on securities available for sale,
 net of taxes........................................      (74,124)      (74,124)
Retained earnings....................................    1,847,367     1,847,367
                                                       -----------   -----------
                                                         2,435,575     8,463,752
Unearned compensation................................       (2,526)       (2,526)
                                                       -----------   -----------
    Total stockholders' equity.......................    2,433,049     8,461,226
                                                       -----------   -----------
    Total capitalization.............................  $48,935,928   $94,152,691
                                                       ===========   ===========

--------
(1) Deposits and borrowings are subject to fluctuation from time to time.
(2) After giving effect to the Ahmanson Charter Amendment, Ahmanson's authorized shares of Ahmanson Common Stock would be 350,000,000.

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

  The following table sets forth certain historical, pro forma combined and pro forma equivalent per share financial information for the common stock of Ahmanson and of GWF. The pro forma amounts included in the table assume completion of the Proposed Merger and are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price and the assumptions described under "Pro Forma Combined Financial Information". This information should be read in conjunction with and is qualified in its entirety by reference to the condensed consolidated statement of financial condition (unaudited) and condensed consolidated statement of operations (unaudited) at and for the year ended December 31, 1996, of Ahmanson and the selected financial statistics (unaudited) and the consolidating statement of operations (unaudited) at and for the year ended December 31, 1996, of GWF included in the documents described under "Incorporation of Certain Information by Reference", and the pro forma combined financial statements and accompanying discussion and notes set forth under "Pro Forma Combined Financial Information". The pro forma amounts in the table below are presented for information purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that actually would have occurred had the Proposed Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the combined company. In particular, Ahmanson expects to achieve significant cost savings as a result of the Proposed Merger. These annual cost savings, if they are realized (which cannot be assured as to amount or timing), would significantly reduce noninterest expense and increase net income. See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger". No adjustment has been included in the pro forma amounts for such cost savings.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1996
                                                               -----------------
   AHMANSON COMMON STOCK
   INCOME PER COMMON SHARE (FULLY DILUTED):
     Historical(1)............................................      $ 0.91
     Pro forma combined.......................................        0.26
   DIVIDENDS DECLARED PER COMMON SHARE:
     Historical...............................................      $ 0.88
     Pro forma combined(2)....................................        0.88
   BOOK VALUE PER COMMON SHARE (AT PERIOD END):
     Historical...............................................      $19.09
     Pro forma combined(3)....................................       31.64
   GWF COMMON STOCK
   INCOME PER COMMON SHARE (FULLY DILUTED):
     Historical(1)............................................      $ 0.69
     Pro forma equivalent(4)..................................        0.27
   DIVIDENDS DECLARED PER COMMON SHARE:
     Historical...............................................      $ 0.98
     Pro forma equivalent(4)..................................        0.92
   BOOK VALUE PER COMMON SHARE (AT PERIOD END):
     Historical...............................................      $17.63
     Pro forma equivalent(4)..................................       33.22

--------
(1) Income per common share for both Ahmanson and GWF in 1996 was significantly affected by a special assessment in the third quarter to recapitalize the Savings Association Insurance Fund which was mandated by federal legislation.
(2) Amounts represent historical dividends per common share. For a discussion of Ahmanson's current and future dividend policy, see "Market Prices and Dividends--Ahmanson".
(3) Amount is calculated by dividing total pro forma common stockholders' equity by the sum of total outstanding shares of Ahmanson Common Stock plus new shares of Ahmanson Common Stock to be issued in the Proposed Merger (based on the number of shares of GWF Common Stock outstanding at period end).
(4) Amounts are calculated by multiplying Ahmanson's pro forma combined amounts by the Exchange Ratio.

SELECTED CONSOLIDATED FINANCIAL DATA OF AHMANSON

  The selected consolidated financial data of Ahmanson set forth below have been derived from the audited consolidated financial statements of Ahmanson for each of the years in the four-year period ended December 31, 1995 and the condensed consolidated statement of financial condition (unaudited) and condensed consolidated statement of operations (unaudited) at and for the year ended December 31, 1996. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the financial statements and accompanying notes contained in the 1995 Ahmanson 10-K and Ahmanson's Current Report on Form 8-K dated January 15, 1997, which are incorporated by reference herein. See "Incorporation of Certain Information by Reference".

                                               AT DECEMBER 31,
                         -----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------- ----------- ----------- ----------- -----------
                                               (IN THOUSANDS)
SUMMARY OF FINANCIAL
 CONDITION
 Cash and investment
  securities............ $ 1,876,435 $ 1,645,450 $ 2,773,573 $ 3,906,044 $ 2,362,563
 Loans and mortgage-
  backed securities.....  46,085,670  47,407,521  48,791,165  44,624,365  42,878,383
 Real estate............     395,428     460,421     475,264     623,519   1,127,271
 Premises and
  equipment.............     424,567     410,947     614,817     673,879     686,693
 Goodwill and other
  intangible assets.....     308,083     147,974     468,542     428,444     478,017
 Other assets...........     811,861     457,273     603,432     614,994     607,580
                         ----------- ----------- ----------- ----------- -----------
   Total assets......... $49,902,044 $50,529,586 $53,726,793 $50,871,245 $48,140,507
                         =========== =========== =========== =========== ===========
 Deposits............... $34,773,945 $34,244,481 $40,655,016 $38,018,653 $39,273,192
 Borrowings.............  11,580,521  12,236,428   9,176,085   8,879,345   4,978,583
 Other liabilities......     966,116     991,755     931,091   1,024,216   1,143,088
 Company-obligated
  Capital Securities of
  Subsidiary Trust......     148,413         --          --          --          --
 Stockholders' equity...   2,433,049   3,056,922   2,964,601   2,949,031   2,745,644
                         ----------- ----------- ----------- ----------- -----------
   Total liabilities,
    Company-obligated
    Capital Securities
    of Subsidiary Trust
    and stockholders'
    equity.............. $49,902,044 $50,529,586 $53,726,793 $50,871,245 $48,140,507
                         =========== =========== =========== =========== ===========

                                        YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------
                            1996       1995        1994       1993        1992
                         ---------- ----------  ---------- ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
 Interest income........ $3,514,795 $3,699,091  $3,095,375 $3,003,422  $3,428,979
 Interest expense.......  2,262,281  2,472,336   1,798,454  1,666,350   2,070,413
                         ---------- ----------  ---------- ----------  ----------
 Net interest income....  1,252,514  1,226,755   1,296,921  1,337,072   1,358,566
 Provision for loan
  losses................    144,924    119,111     176,557    574,970     367,366
                         ---------- ----------  ---------- ----------  ----------
 Net interest income
  after provision for
  loan losses...........  1,107,590  1,107,644   1,120,364    762,102     991,200
 Gain on sales of
  retail deposit branch
  systems...............      6,861    514,671      77,901        --          --
 Other noninterest
  income................    244,937    183,738     182,455    317,828     266,857
 SAIF recapitalization
  assessment............    243,862        --          --         --          --
 Other noninterest
  expense...............    934,968    981,407     970,050  1,299,996     968,443
                         ---------- ----------  ---------- ----------  ----------
 Income (loss) before
  provision for income
  taxes (benefit),
  extraordinary loss
  and cumulative effect
  of accounting
  changes...............    180,558    824,646     410,670   (220,066)    289,614
 Provision for income
  taxes (benefit).......     35,300    373,700     173,312    (82,034)    133,222
                         ---------- ----------  ---------- ----------  ----------
 Income (loss) before
  extraordinary loss
  and cumulative effect
  of accounting
  changes...............    145,258    450,946     237,358   (138,032)    156,392
 Extraordinary loss on
  early extinguishment
  of debt (net of tax
  benefit)..............        --         --          --     (21,607)        --
 Cumulative effect of
  changes in accounting
  for goodwill (1995)
  and income taxes
  (1992)................        --    (234,742)        --         --       47,677
                         ---------- ----------  ---------- ----------  ----------
 Net income (loss)...... $  145,258 $  216,204  $  237,358 $ (159,639) $  204,069
                         ========== ==========  ========== ==========  ==========
PER SHARE INFORMATION--
 COMMON SHARE
 Primary--
   Income (loss) before
    extraordinary loss
    and cumulative
    effect of accounting
    changes............. $     0.91 $     3.39  $     1.59 $    (1.51) $     1.19
   Net income (loss)....       0.91       1.40        1.59      (1.69)       1.60
 Fully diluted--
   Income (loss) before
    extraordinary loss
    and cumulative
    effect of accounting
    changes.............       0.91       3.20        1.58      (1.51)       1.19
   Net income (loss)....       0.91       1.40        1.58      (1.69)       1.60
 Book value at December
  31....................      19.09      20.75       19.70      19.61       22.04
 Tangible book value at
  December 31...........      17.31      19.47       15.70      15.94       17.94
 Dividends..............       0.88       0.88        0.88       0.88        0.88

SELECTED CONSOLIDATED FINANCIAL DATA OF GWF

  The selected consolidated financial data of GWF set forth below have been derived from the audited consolidated financial statements of GWF for each of the years in the four-year period ended December 31, 1995 and the selected financial statistics (unaudited) and the consolidating statement of operations (unaudited) at and for the year ended December 31, 1996. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the financial statements and accompanying notes contained in the 1995 GWF 10-K and GWF's Current Report on Form 8-K dated January 22, 1997, which are incorporated by reference herein. See "Incorporation of Certain Information by Reference".

                                               AT DECEMBER 31,
                         -----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------- ----------- ----------- ----------- -----------
                                               (IN THOUSANDS)
SUMMARY OF FINANCIAL
 CONDITION
  Cash and securities... $ 2,113,575 $ 2,186,876 $ 2,065,660 $ 1,846,780 $ 1,660,485
  Loans and mortgage-
   backed securities....  38,611,743  39,690,790  37,647,975  33,850,799  33,752,661
  Real estate...........     159,997     217,112     256,967     434,077   1,153,383
  Other assets..........   1,989,257   2,491,986   2,247,655   2,216,704   1,872,657
                         ----------- ----------- ----------- ----------- -----------
    Total assets........ $42,874,572 $44,586,764 $42,218,257 $38,348,360 $38,439,186
                         =========== =========== =========== =========== ===========
  Deposits.............. $28,586,773 $29,234,928 $28,700,947 $31,531,563 $30,908,665
  Borrowings............  10,501,813  11,345,634  10,120,660   3,479,341   4,151,052
  Other liabilities.....   1,090,786   1,083,726     912,864     914,055     929,735
  Company-obligated
   Capital Securities of
   Subsidiary Trust.....     100,000     100,000         --          --          --
  Stockholders' equity..   2,595,200   2,822,476   2,483,786   2,423,401   2,449,734
                         ----------- ----------- ----------- ----------- -----------
    Total liabilities,
     Company-obligated
     Capital Securities
     of Subsidiary Trust
     and stockholders'
     equity............. $42,874,572 $44,586,764 $42,218,257 $38,348,360 $38,439,186
                         =========== =========== =========== =========== ===========
                                           YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------- ----------- ----------- ----------- -----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
  Interest income....... $ 3,233,931 $ 3,238,711 $ 2,629,718 $ 2,680,784 $ 3,091,093
  Interest expense......   1,855,914   1,936,582   1,307,448   1,297,930   1,668,731
                         ----------- ----------- ----------- ----------- -----------
  Net interest income...   1,378,017   1,302,129   1,322,270   1,382,854   1,422,362
  Provision for loan
   losses...............     208,971     187,700     207,200     463,000     420,000
                         ----------- ----------- ----------- ----------- -----------
  Net interest income
   after provision for
   loan losses..........   1,169,046   1,114,429   1,115,070     919,854   1,002,362
  Noninterest income....     331,825     327,668     367,897     327,855     282,131
  SAIF recapitalization
   assessment...........     188,359         --          --          --          --
  Other noninterest
   expense..............   1,125,890   1,019,975   1,076,433   1,155,662   1,188,981
                         ----------- ----------- ----------- ----------- -----------
  Income before
   provision for income
   taxes and cumulative
   effect of accounting
   change...............     186,622     422,122     406,534      92,047      95,512
  Provision for income
   taxes................      70,800     161,100     155,300      30,000      41,600
                         ----------- ----------- ----------- ----------- -----------
  Income before
   cumulative effect of
   accounting change....     115,822     261,022     251,234      62,047      53,912
  Cumulative effect of
   change in accounting
   for income taxes.....         --          --          --          --       31,094
                         ----------- ----------- ----------- ----------- -----------
  Net income............ $   115,822 $   261,022 $   251,234 $    62,047 $    85,006
                         =========== =========== =========== =========== ===========
PER SHARE INFORMATION--
 COMMON SHARE
  Primary--
    Income before
     cumulative effect
     of accounting
     change............. $      0.69 $      1.72 $      1.69 $      0.28 $      0.30
    Net income..........        0.69        1.72        1.69        0.28        0.53
  Fully diluted--
    Income before
     cumulative effect
     of accounting
     change.............        0.69        1.71        1.69        0.28        0.30
    Net income..........        0.69        1.71        1.69        0.28        0.53
  Book value at December
   31...................       17.63       18.42       16.30       16.05       16.48
  Tangible book value at
   December 31..........       15.55       16.06       13.59       12.80       14.01
  Dividends.............        0.98        0.92        0.92        0.92        0.91

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following table sets forth certain selected historical financial data for Ahmanson and GWF and selected pro forma combined financial data. The pro forma amounts included in the table below assume completion of the Proposed Merger and are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price and the assumptions described under "Pro Forma Combined Financial Information". This information should be read in conjunction with and is qualified in its entirety by reference to the condensed consolidated statement of financial condition (unaudited) and the condensed consolidated statement of operations (unaudited) at and for the year ended December 31, 1996, of Ahmanson and the selected financial statistics (unaudited) and the consolidating statement of operations (unaudited) at and for the year ended December 31, 1996, of GWF included in the documents described under "Incorporation of Certain Information by Reference", and the pro forma combined financial statements and accompanying discussion and notes set forth under "Pro Forma Combined Financial Information". The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that actually would have occurred had the Proposed Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the Surviving Corporation. In particular, Ahmanson expects to achieve significant cost savings as a result of the Proposed Merger. These annual cost savings, if they are realized (which cannot be assured as to amount or timing), would significantly reduce noninterest expense and increase net income. See "The Proposed Merger-- Background of the Ahmanson Proposal; Reasons for the Proposed Merger". No adjustment has been included in the pro forma amounts for such cost savings.

                                                  YEAR ENDED DECEMBER 31, 1996
                                                 -------------------------------
                                                     HISTORICAL
                                                 ------------------- PRO FORMA
                                                 AHMANSON     GWF     COMBINED
                                                 ------------------- -----------
                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                             DATA)
   CONSOLIDATED SUMMARY OF INCOME
     Net interest income........................ $ 1,252.5 $ 1,378.0 $ 2,630.5
     Provision for loan losses..................     144.9     209.0     353.9
     Noninterest income.........................     251.8     331.8     583.6
     Noninterest expense........................   1,178.8   1,314.2   2,632.0
     Net income.................................     145.3     115.8     125.0
   PER COMMON SHARE--FULLY DILUTED
     Net income.................................      0.91      0.69      0.26
     Dividends declared.........................      0.88      0.98      0.88
   WEIGHTED AVERAGE COMMON SHARES OUTSTANDING--
    FULLY DILUTED...............................     109.7     139.3     254.5

                                                         AT DECEMBER 31, 1996
                                                      --------------------------
                                                         HISTORICAL
                                                      ---------------- PRO FORMA
                                                      AHMANSON   GWF   COMBINED
                                                      -------- ------- ---------
                                                            (IN MILLIONS)
   CONSOLIDATED BALANCE SHEET DATA
     Mortgage-backed securities...................... $14,297  $ 7,789  $22,086
     Loans receivable................................  31,789   30,823   62,612
     Assets..........................................  49,902   42,875   96,274
     Deposits........................................  34,774   28,587   63,361
     Borrowings......................................  11,581   10,502   22,083
     Stockholders' equity............................   2,433    2,595    8,461

                  INFORMATION CONCERNING THE SPECIAL MEETINGS

  Assuming the GWF Board approves the Proposed Merger, information about the Meetings (including the date and time of the Meetings, the record dates therefor, voting by proxy and certain other matters) would be set forth in the Definitive Joint Proxy Statement/Prospectus.

                              THE PROPOSED MERGER

  The following information relating to the Proposed Merger is qualified in its entirety by reference to the other information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Appendices hereto, and the documents incorporated herein by reference.

BACKGROUND OF THE AHMANSON PROPOSAL; REASONS FOR THE PROPOSED MERGER

  On a number of occasions during the last several years, the current and predecessor chief executive officers of Ahmanson and GWF have informally discussed the possibility of a merger of the two companies. These discussions took place against the background of a rapidly changing banking industry undergoing substantial consolidation, primarily as a result of increased competition and a need to reduce costs through economies of scale. In addition, in recent years, the two companies have been pursuing compatible business strategies.

  Consolidation among depository institutions has increased in recent years and has included the merger or sale of a number of large California-based banks and savings institutions. Among the major transactions that have occurred in recent years are the combinations of: the six largest California banks (Wells Fargo and First Interstate, Bank America and Security Pacific, and Union Bank and Bank of California); the fifth and seventh largest California savings institutions (First Nationwide and California Federal), which followed a proposal by Golden West, the third largest California savings institution, to acquire California Federal; and the fourth largest California savings institution and one of the largest savings institutions outside of California (American Savings and Washington Mutual) (size references are to asset rankings as of June 30 of the year of the referenced merger). Ahmanson has taken advantage of this trend toward consolidation to enlarge its presence and enhance its market share in key markets while disposing of assets in other, "non-core" markets. Since June 1992, Ahmanson has engaged in transactions which, taken together, have resulted in the acquisition of $6.8 billion in deposits, primarily in California, at an average deposit premium (i.e., the ratio of net purchase price to acquired deposits) of 2.9% and the sale of over $12.7 billion in deposits in non-core markets at an average deposit premium of 7.1%. In addition, in September 1996, Ahmanson acquired approximately $1.9 billion in deposits by completing its purchase of 61 former First Interstate branches.

  Ahmanson believes that GWF also recognizes the merits of a focus on core markets and the inevitability of consolidation. For example, in December 1993, GWF acquired 119 branches of HomeFed in California having $4.1 billion in deposits and, in December 1994, sold its 31 branches on the west coast of Florida having $1.0 billion in deposits.

  In light of the foregoing, on February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, contacted
 John F. Maher, President and Chief Executive Officer, of GWF and delivered to him a written proposal for a tax-free merger of the two companies pursuant to which each outstanding share of GWF Common Stock would be converted into
1.05 shares of Ahmanson Common Stock. Ahmanson subsequently issued a press release publicly disclosing the Ahmanson Proposal.

  Based on the closing price of the Ahmanson Common Stock on the NYSE on February 14, 1997 (the last trading day before announcement of the Ahmanson Proposal), GWF common stockholders would receive in the Proposed Merger shares of Ahmanson Common Stock with a value of $42.53 for each of their shares of GWF Common Stock--representing a 24.2% premium over the February 14, 1997 closing price of the GWF Common Stock. Such per share value is equal to 2.4 times GWF's book value per share, and 2.7 times GWF's tangible book value per share, at December 31, 1996.

  Ahmanson believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF. Specifically, Ahmanson believes that the Proposed Merger would (a) be significantly accretive to cash earnings per share in the first year and accretive to reported earnings per share approximately twelve months after the completion of the Proposed Merger, (b) allow the combined company to realize cost savings estimated at over $400 million per year (Ahmanson expects to be able to achieve substantially all of such annual savings within 15 months after closing the Proposed Merger), (c) enhance the combined company's competitive position in California, where the combined company would rank third (with about $50 billion in deposits), and in Florida, where the combined company would rank fifth (with about $10 billion in deposits), and (d) provide additional scale in key business lines (mortgage lending, loan servicing, consumer and small business lending and investment services). Ahmanson is confident that it will be able to obtain the regulatory approvals necessary for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company. See "The Proposed Merger--Regulatory Approvals". Accordingly, Ahmanson believes that the GWF Board should find the Proposed Merger highly attractive. However, as of the date of this Preliminary Joint Proxy Statement/Prospectus, GWF has not yet responded to the Ahmanson Proposal and the parties have not yet entered into any negotiations concerning the Proposed Merger or any other business combination between Ahmanson and GWF.

  Cost Savings Estimates. As a result of the high degree of geographic and operational overlap between the two companies--in California, 46% of GWF's branches are within one mile, and 67% are within two miles, of an Ahmanson branch, and in Florida, 52% of Ahmanson's branches are within one mile, and 100% are within two miles, of a GWF branch--Ahmanson believes that the Proposed Merger offers significant opportunities for net cost savings and operating efficiencies. Although Ahmanson expects that the Proposed Merger would result in a consolidation of approximately 25% of the combined company's branches, the current customers of each of Ahmanson and GWF will gain access to at least an additional 150 branches as a result of the combination. Ahmanson believes that as a result of the Proposed Merger the combined company would enjoy significantly enhanced operating performance relative to that of Ahmanson or GWF independently, as well as a significant accretion in cash earnings per share in the first year and accretion in reported earnings per share within twelve months after the completion of the Proposed Merger. See "--Accretion Projections".

  In order to estimate cost savings that would be realized as a result of the Proposed Merger, Ahmanson conducted a business line analysis of GWF intended to estimate the annual cost of operating GWF as part of a combined company. Ahmanson estimated the annual cost to operate GWF on a stand-alone basis, based in part on published reports of independent analysts. Ahmanson then looked at the business lines of GWF in order to estimate at what cost such business lines could be operated as a part of Ahmanson, without reducing revenues attributable to GWF. Because Ahmanson has had no access to GWF's internal information about its costs, Ahmanson used publicly available information for its analysis. Ahmanson also used its general knowledge of the marketplace in which Ahmanson and GWF compete. With respect to each cost category, Ahmanson looked not only at estimates of GWF's direct costs, but also estimated the expense of any incremental indirect costs, such as changes in shared resources and facilities which would be required by business line. Ahmanson compared the estimated annual cost to operate GWF as part of a combined company to the estimated annual cost to operate GWF on a stand-alone basis. The difference represents Ahmanson's estimate of annual cost savings from the Proposed Merger.

  The table below presents Ahmanson's estimate of the annual cost to operate GWF on a stand-alone basis, the annual cost to operate GWF as part of a combined entity and the annual cost savings represented by such estimates, with detail by category of expense. It should be recognized, however, that these estimates are subject to uncertainties both with respect to GWF's current expenses and the ability of the combined company to reduce expenses, as well as general economic conditions.

                                           ESTIMATED COST
                            ESTIMATED COST TO OPERATE GWF
                            TO OPERATE GWF   AS PART OF   % ESTIMATED ESTIMATED
                            ON STAND-ALONE    COMBINED       COST       COST
                                BASIS          ENTITY       SAVINGS    SAVINGS
                            -------------- -------------- ----------- ---------
                                           (DOLLARS IN MILLIONS)
Administration.............      $141           $ 38           73%      $103
Data Processing and
Operations.................       124             60           52         64
Retail Banking.............       318            174           45        144
Residential, Consumer and
Multi-Family Lending.......       143             82           43         61
Loan Servicing.............        37             17           54         20
FDIC Deposit Insurance
Assessment.................        17             17            0          0
Aristar....................       120            108           10         12
                                 ----           ----                    ----
  Total....................      $900           $496           45%      $404
                                 ====           ====                    ====

  The estimated cost savings are not dependent on any assumption of revenue enhancements as a result of the Proposed Merger. Ahmanson expects to be able to achieve substantially all of such cost savings within 15 months after closing the Proposed Merger. In combining the two companies and realizing the foregoing savings, Ahmanson would expect to incur a restructuring charge and acquisition costs, together estimated at $400 million (approximately equal to one year of estimated cost savings, but subject to change in light of additional information). See Note C to "Pro Forma Combined Financial Information". In addition, Ahmanson expects that the combined company may need to take an additional provision for loan losses of up to $150 million to conform to Ahmanson's allowance methodology.

  Ahmanson believes that its cost savings estimates are in line with estimates made in other major in-market combinations involving depository organizations and that its estimated restructuring charge is reasonable in light of the restructuring charges estimated for such in-market combinations, as demonstrated by the following table. In making comparisons with other transactions, stockholders are cautioned, however, that no two transactions are identical, the table deals only with estimates and not actual cost savings or restructuring charges, and each transaction has its own unique facts and circumstances (including the actual level of direct market overlap) that may affect both the estimates and the actual amounts of cost savings and restructuring charges.

 COST SAVINGS ESTIMATES FOR SELECTED IN MARKET TRANSACTIONS ANNOUNCED IN 1995
                  AND 1996 WITH VALUE GREATER THAN $1 BILLION

                                                   COST SAVINGS ESTIMATES
                                       ----------------------------------------------
                                            AS A
                                        PERCENTAGE OF                     TIME TO
                                           SMALLER      RESTRUCTURING     ACHIEVE
                                          COMPANY'S      CHARGE AS A     100% COST
                          ANNOUNCEMENT    OPERATING     PERCENTAGE OF     SAVINGS
                              DATE     EXPENSE BASE(1) COST SAVINGS(2) (IN MONTHS)(3)
                          ------------ --------------- --------------- --------------
IN-MARKET
 TRANSACTIONS(4)
Bank of Boston/BayBanks.    12/12/95          39%             74%            12
Chemical/Chase
 Manhattan..............    08/28/95          40             112             21
Fleet Financial/Shawmut.    02/21/95          43             100             15
Mercantile/Roosevelt....    12/23/96          37             107             18
NationsBank/Bank South..    09/05/95          60              49              8
Wells Fargo/First
 Interstate.............    11/13/95          46              90             18
AVERAGE.................                      44%             89%            15
AHMANSON/GWF(5).........    02/18/97          45%             99%            15

--------
(1) Source: Investor presentations. Cost savings estimates as a percentage of operating expense base for the company with the smaller expense base.
(2) Source: Investor presentations. Percentage is based on fully phased-in cost savings. Restructuring charges do not include additional provision for loan losses, if required. See Note C to "Pro Forma Combined Financial Information."
(3) Source: Investor presentations.
(4) For purposes of this discussion, "in-market" transactions selected by Ahmanson are combinations of depository organizations (1) of comparable size, (2) having an overlap between their geographic markets generally comparable to that between Ahmanson and GWF and (3) having compatible lines of business and products.
(5) Based on Ahmanson Proposal. Announcement date is the date of the public announcement of the Ahmanson Proposal.

  Impact on Revenues. In describing proposed merger transactions, depository organizations have generally not provided detail about the impact on revenues because of the uncertainty and difficulty of calculation. Both Ahmanson and GWF have been actively attempting to increase both interest and noninterest revenue, and Ahmanson believes that the combined company's greater resources and larger customer base should assist revenue growth. Ahmanson intends to implement its branch consolidations and other cost saving measures in a manner designed to reduce loss of revenues. Ahmanson currently estimates that the revenue growth of the combined company would exceed any revenue losses associated with consolidations, although there can be no assurances that some revenues will not be lost.

  Markets and Competitive Position. Ahmanson believes that a depository organization's level of profitability is directly tied to the markets it serves and the organization's competitive position in those markets. The principal markets common to Ahmanson and GWF are California, where, on a combined basis, they have $50 billion in deposits, and Florida, where they have $10 billion in deposits. California is the largest state in the country in terms of population, with approximately 32 million inhabitants. After a serious economic decline in the early part of this decade, the California economy has significantly rebounded, with the overall unemployment rate declining to 6.9% in October 1996 from 9.4% in 1993 and per capita income rising 5.7% in 1995 as compared with annual increases of 3.3% or less in the 1991-1994 period. Florida, with a population of approximately 14 million, is now the fourth largest state in the country and the second fastest growing state (trailing only Texas). Together, California and Florida represent approximately 17% of the U.S. population.

  As a result of the Proposed Merger, the combined company would gain substantial market share in both California and Florida and significantly improve its competitive position. At June 30, 1996, Ahmanson had only 36% and 51% of the California deposits of BankAmerica and Wells Fargo, and GWF had only 28% and 39% of those deposits. The Proposed Merger would increase these percentages to 64% and 90%. Likewise, in southeast Florida, which is the focus of both companies' Florida operations, the combined company's market share would increase to 70% of the market share of the market leader. The Proposed Merger would improve Ahmanson's market share position among depository organizations, based on deposits, in 17 of the 20 Metropolitan Statistical Areas ("MSAs") in California where they overlap.

  The California and Florida operations of both Ahmanson and GWF have focused on the major markets in these states. In each of the top five MSAs (based on population) in California, which collectively represent approximately 62% of the population of California and 62% of its deposits, a combined Ahmanson/GWF would rank 1, 2 or 3 among depository organizations in terms of deposits. The following table shows the rankings of a combined Ahmanson/GWF entity by deposits in key markets in California and Florida.

            PRO FORMA RANKINGS IN CALIFORNIA AND FLORIDA MARKETS(1)

                 MARKET                                      RANK  DEPOSITS(2)
                 ------                                      ---- -------------
                                                                  (IN BILLIONS)
      California
        LA-Long Beach.......................................   2      $20.0
        Orange County.......................................   2        5.5
        San Diego...........................................   1        5.2
        Riverside-San Bernardino............................   2        3.2
        Oakland.............................................   3        3.0
      California Overall....................................   3      $50.2
      Florida
        Fort Lauderdale.....................................   4      $ 3.1
        Miami...............................................   4        3.4
        W. Palm Beach-Boca Raton............................   3        2.5
      Florida Overall(3)....................................   5      $10.4

--------
(1) Rankings of a combined Ahmanson/GWF company by amount of deposits in the indicated markets (as defined by the Federal Reserve Banks). Includes only markets where a combined Ahmanson/GWF company would have more than $2.5 billion in deposits on a pro forma basis.

(2) Source: SNL Securities. Deposits are as of June 30, 1996.

(3) Excluding the deposits of Ahmanson's 12 west coast Florida branches, the sale of which was announced on February 11, 1997.

  In addition to market share in geographic markets, Ahmanson believes that market share and scale are also important with respect to product lines. Ahmanson believes that the Proposed Merger would provide additional scale in the key businesses of mortgage lending, loan servicing, consumer and small business lending and investment services. A combined Ahmanson/GWF entity would rank third in both California and Florida in its volume of mortgage loan originations and would have a loan servicing business 85% larger than Ahmanson's, based on the dollar value of serviced loans as of December 31, 1996.

  Accretion Projections. Ahmanson believes that the Ahmanson Proposal presents an opportunity for significant accretion in Cash Earnings per share (i.e., reported earnings per share excluding amortization of goodwill and core deposit intangibles). Using a pre-merger base case based upon analysts' stand-alone earnings estimates for Ahmanson and GWF and assuming a continuation of Ahmanson's current capital management program and the cost savings estimates described above, Ahmanson estimates that the Proposed Merger would result in accretion to its Cash Earnings per share in the first, second and third year after closing of 5%, 15% and

26%, respectively, and accretion to its reported earnings per share approximately 12 months after consummation of the Proposed Merger.

  Purchase Accounting; Stock Repurchase Program. Effective capital management has increasingly become a focus of financial institutions as a result of the significant amount of excess capital generated by depository institutions in recent years. Believing effective capital management to be an integral part of its strategic plan, Ahmanson has aggressively utilized stock repurchases as a means to return excess capital to its stockholders. As of December 31, 1996, since initiating its first stock repurchase program in October 1995, Ahmanson had repurchased 17 million shares of Ahmanson Common Stock, representing 14% of the shares then outstanding, at an average price of $26.11 per share.

  The Ahmanson Proposal contemplates using the purchase method of accounting to account for the acquisition of GWF. Ahmanson believes there are significant advantages to purchase accounting over pooling of interests accounting. In particular, Ahmanson intends to use purchase accounting for the Proposed Merger because it would not require Ahmanson or GWF to reissue previously repurchased shares and allows for greater flexibility in repurchasing shares after completion of the transaction than is available given current accounting practices under pooling of interests accounting. The pro forma levels of tangible and regulatory capital are identical in all material respects, regardless of whether purchase or pooling of interests accounting is utilized. Although under purchase accounting goodwill and certain other intangibles will be recorded in the transaction and amortized over time (with the result that reported net income will be lower), amortization is not a cash expense and thus the true earnings power of the institution, as represented by reported earnings before amortization of intangibles (i.e., cash earnings), is unaffected.

  The purchase method of accounting was used by Wells Fargo for its merger with First Interstate and by NationsBank for its merger with Boatmen's Bancshares and has become more common in the financial services industry over the last few years: in 1992, 24% of the bank and thrift mergers in the U.S. valued at over $100 million were accounted for as purchases; by 1996, that percentage had risen to 63%. Many of the country's major financial institutions, including Bank of America, Wells Fargo, Fleet Financial, Mellon, NationsBank, First Union, First Bank System, US Bancorp and Bank of New York, report cash earnings information to the investor community on a regular basis.

  Ahmanson views the flexibility to repurchase shares as critical because Ahmanson fully expects to continue its previously announced repurchase program as a means of returning to stockholders excess capital being generated by operations. As of December 31, 1996, since initiating its first stock purchase program in October 1995, Ahmanson had repurchased 17 million shares of Ahmanson Common Stock, or 14% of the shares then outstanding, at an average price of $26.11. Ahmanson expects to continue its current capital management program. If the Proposed Merger is consummated and Ahmanson's earnings estimates for the combined company are realized, Ahmanson would expect to repurchase shares of Ahmanson Common Stock having an aggregate market value of approximately $2 billion over the nine fiscal quarters beginning October 1, 1997. See "Description of Ahmanson Capital Stock--Repurchase of Ahmanson Common Stock".

RECOMMENDATIONS OF THE BOARDS OF GWF AND AHMANSON AND OPINIONS OF FINANCIAL ADVISORS

  Assuming the GWF Board approves the Proposed Merger, information about the recommendations made by the GWF and Ahmanson Boards to their respective stockholders and opinions of the GWF and Ahmanson financial advisors relating to the Proposed Merger would be contained in the Definitive Joint Proxy Statement/Prospectus.

EFFECTS OF THE PROPOSED MERGER

  Assuming the Proposed Merger is consummated, at the Effective Time it is presently contemplated that GWF would merge with and into Ahmanson. Ahmanson would be the surviving corporation in the Proposed Merger, and would continue its corporate existence under the DGCL under the same name. At the Effective

Time, the separate corporate existence of GWF would terminate. The Ahmanson Charter, as amended by the Ahmanson Charter Amendment, and Ahmanson's By-Laws (the "Ahmanson By-Laws"), as in effect at the Effective Time, would be the certificate of incorporation and by-laws, respectively, of the Surviving Corporation.

CONVERSION OF GWF CAPITAL STOCK

  Conversion of GWF Common Stock. Assuming the Proposed Merger is consummated, at the Effective Time each outstanding share of GWF Common Stock, other than shares held in GWF's treasury or directly or indirectly by Ahmanson or its subsidiaries or by GWF or its subsidiaries, would be converted into 1.05 shares of Ahmanson Common Stock, with cash being paid in lieu of fractional shares.

  Conversion of GWF 8.30% Preferred Stock. Assuming the Proposed Merger is consummated, at the Effective Time, each outstanding share of GWF 8.30% Preferred Stock would be converted into one share of New Ahmanson 8.30% Preferred Stock. The terms of the New Ahmanson 8.30% Preferred Stock would be substantially the same as the terms of the GWF 8.30% Preferred Stock. At the Effective Time, Ahmanson would assume the obligations of GWF under the Deposit Agreement, dated as of September 10, 1992 (the "Preferred Stock Deposit Agreement"), between GWF and First Interstate Bank of California, as depositary (the "Preferred Stock Depositary"). Assuming the GWF Board approves the Proposed Merger, Ahmanson would instruct the Preferred Stock Depositary to treat the shares of New Ahmanson 8.30% Preferred Stock received by it in exchange for shares of GWF 8.30% Preferred Stock as newly deposited securities under the Preferred Stock Deposit Agreement. In accordance with the terms of the Preferred Stock Deposit Agreement, receipts evidencing GWF Depositary Shares ("GWF Depositary Receipts") then outstanding would thereafter represent shares of New Ahmanson 8.30% Preferred Stock. Ahmanson would request that the Preferred Stock Depositary call for surrender of all outstanding GWF Depositary Receipts to be exchanged for receipts evidencing New Ahmanson Depositary Shares ("New Ahmanson Depositary Receipts"). See "Description of Ahmanson Capital Stock".

  Each outstanding share of GWF Capital Stock held in GWF's treasury or directly or indirectly by Ahmanson or its subsidiaries or GWF or its subsidiaries would be canceled at the Effective Time and would cease to exist, and no securities of Ahmanson or other consideration would be delivered in exchange therefor. All shares of Ahmanson Common Stock that are owned by GWF or its subsidiaries would become treasury stock of Ahmanson.

  Conversion of Common Stock Options. Assuming the Proposed Merger is consummated, at the Effective Time, each GWF Common Stock Option issued by GWF pursuant to any GWF Common Stock Plan that is outstanding and unexercised immediately prior to the Effective Time would be converted automatically into one Ahmanson Stock Option with (i) the number of shares of Ahmanson Common Stock subject to the Ahmanson Stock Option being equal to the product of the number of shares of GWF Common Stock subject to the GWF Common Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share and
(ii) the exercise price per share of Ahmanson Common Stock subject to the Ahmanson Stock Option being equal to the exercise price per share of GWF Common Stock under the GWF Common Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. The conversion would be intended to be effected in a manner such that any GWF Common Stock Options that are "incentive stock options" within the meaning of Section 422 of the Code shall remain so. Pursuant to the terms of the GWF Common Stock Plans and the Ahmanson Stock Option Plans, respectively consummation of the Proposed Merger may constitute a change in control of GWF and Ahmanson, resulting in accelerated vesting of outstanding GWF Common Stock Options and Ahmanson Stock Options.

VOTES REQUIRED

  The Proposed Merger would be conditioned on, among other things, obtaining the approval of the GWF Board and obtaining required approvals from the common stockholders of Ahmanson and GWF.

  Ahmanson Stockholder Vote Required. Under the DGCL, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of Ahmanson Common Stock entitled to vote at the Ahmanson

Meeting would be required both to adopt the Merger Agreement and to approve the Ahmanson Charter Amendment. Holders of Ahmanson Preferred Stock would not be entitled to and would not be requested to vote at the Ahmanson Meeting. The Proposed Merger would be unable to proceed in the absence of the approval of both the Merger Agreement and the Ahmanson Charter Amendment.

  Assuming the GWF Board approves the Proposed Merger, it is expected that all of the shares of Ahmanson Common Stock (excluding shares subject to stock options) beneficially owned by directors and executive officers of Ahmanson and their affiliates at the close of business on the Record Date would be voted for adoption of the Merger Agreement and approval of the Ahmanson Charter Amendment.

  GWF Stockholder Vote Required. Under the DGCL, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of GWF Common Stock entitled to vote at the GWF Meeting would be required to adopt the Merger Agreement. Holders of GWF Preferred Stock and GWF Depositary Shares would not be entitled to and would not be requested to vote at the GWF Meeting.

EXCHANGE OF CERTIFICATES AND DEPOSITARY RECEIPTS; FRACTIONAL SHARES

  GWF. Assuming the Proposed Merger is consummated, at or prior to the Effective Time, Ahmanson would deposit, or cause to be deposited, with an exchange agent (the "Exchange Agent"), for the benefit of the holders of certificates of GWF Capital Stock, certificates representing the shares of Ahmanson Common Stock and New Ahmanson 8.30% Preferred Stock (and cash in lieu of fractional shares of Ahmanson Common Stock, if applicable).

  As soon as is practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent would mail a form of transmittal letter to the holders of certificates representing shares of GWF Capital Stock. The form of transmittal letter would contain instructions with respect to the surrender of such certificates in exchange for shares of Ahmanson Common Stock (and cash in lieu of fractional shares of Ahmanson Common Stock, if applicable).

  THE PREFERRED STOCK DEPOSITARY IS THE ONLY HOLDER OF RECORD OF SHARES OF THE GWF 8.30% PREFERRED STOCK, WHICH IS REPRESENTED BY THE GWF DEPOSITARY SHARES. ASSUMING THE PROPOSED MERGER IS CONSUMMATED, THE EXCHANGE AGENT WOULD EFFECT THE EXCHANGE OF CERTIFICATES REPRESENTING THE GWF 8.30% PREFERRED STOCK FOR CERTIFICATES REPRESENTING THE NEW AHMANSON 8.30% PREFERRED STOCK IN CONNECTION WITH THE PROPOSED MERGER. ALL HOLDERS OF RECORD OF GWF DEPOSITARY SHARES EVIDENCED BY GWF DEPOSITARY RECEIPTS WOULD BE INSTRUCTED TO FOLLOW THE EXCHANGE PROCEDURES OUTLINED IMMEDIATELY BELOW.

  Assuming the Proposed Merger is consummated, promptly after the Effective Time, the Preferred Stock Depositary would mail to each holder of record of GWF Depositary Shares a notice advising the holder of the effectiveness of the Proposed Merger accompanied by a transmittal form (the "Depositary Receipt Transmittal Form"). The Depositary Receipt Transmittal Form would contain instructions with respect to the surrender of GWF Depositary Receipts evidencing the GWF Depositary Shares and would specify that delivery will be effected, and risk of loss and title to such GWF Depositary Receipts would pass, only upon delivery of the GWF Depositary Receipts to the Preferred Stock Depositary. Upon surrender in accordance with the instructions contained in the Depositary Receipt Transmittal Form to the Preferred Stock Depositary of GWF Depositary Receipts evidencing the GWF Depositary Shares, the holder thereof would be entitled to receive in exchange therefor New Ahmanson Depositary Receipts evidencing the appropriate number of corresponding New Ahmanson Depositary Shares.

  No dividends or other distributions declared with respect to Ahmanson Common Stock or New Ahmanson 8.30% Preferred Stock (including the related New Ahmanson Depositary Shares) with a record date after the Effective Time would be paid to the holder of any certificate representing shares of GWF Capital Stock or GWF Depositary Receipts until such certificate or receipt had been surrendered for exchange. Holders of certificates representing shares of GWF Common Stock or GWF 8.30% Preferred Stock (or GWF Depositary Receipts representing GWF Depositary Shares) would be paid the amount of dividends or other distributions with a record date after the Effective Time after surrender of such certificates, without any interest thereon.

  No fractional shares of Ahmanson Common Stock would be issued to any holder of GWF Common Stock upon consummation of the Proposed Merger. In lieu of each fractional share that would otherwise be issued, Ahmanson would pay cash in an amount equal to such fraction multiplied by the average of the closing sale prices of Ahmanson Common Stock on the NYSE for the five trading days immediately preceding the date of the Effective Time. No interest would be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates. No such holder would be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share of Ahmanson Common Stock that such holder otherwise would have been entitled to receive.

  None of Ahmanson, GWF, the Exchange Agent, the Preferred Stock Depositary or any other person would be liable to any former holder of GWF Capital Stock or a GWF Depositary Receipt for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  If a certificate representing GWF Common Stock or a GWF Depositary Receipt has been lost, stolen or destroyed, the Exchange Agent, in the case of GWF Common Stock, or the Preferred Stock Depositary, in the case of a GWF Depositary Receipt, would issue the consideration properly payable in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate or receipt by the claimant, and appropriate and customary indemnification.

  For a description of the differences between the rights of the holders of Ahmanson Common Stock and GWF Common Stock, see "Comparison of Rights of Holders of GWF Common Stock and Ahmanson Common Stock". For a description of the Ahmanson Capital Stock, including the New Ahmanson 8.30% Preferred Stock and the New Ahmanson Depositary Shares, see "Description of Ahmanson Capital Stock".

  Ahmanson. Assuming the Proposed Merger is consummated, shares of Ahmanson Common Stock and Ahmanson Preferred Stock issued and outstanding immediately prior to the Effective Time would remain issued and outstanding and be unaffected by the Proposed Merger, and holders of such stock would not be required to exchange the certificates representing such stock or take any other action by reason of the consummation of the Proposed Merger.

MERGER AGREEMENT

  If approved by the GWF Board, the terms and conditions of the Proposed Merger would be contained in the Merger Agreement and described in the Definitive Joint Proxy Statement/Prospectus. The Merger Agreement would be expected to include representations and warranties made by each of Ahmanson and GWF to the other party, conditions to the consummation of the Proposed Merger (including receipt of all Requisite Regulatory Approvals), covenants relating to the conduct of GWF's business prior to the Effective Time, provisions for the possible termination of the agreement, transaction-related expenses and indemnification and other provisions.

REGULATORY APPROVALS

  The Proposed Merger would be conditioned on, among other things, obtaining the Requisite Regulatory Approvals.

  The principal Requisite Regulatory Approval is the approval of the Office of Thrift Supervision ("OTS") under the Home Owners' Loan Act, the Federal Deposit Insurance Act and related OTS regulations of the Proposed Merger and the subsequent combination of Home Savings and GW Bank. Ahmanson intends to file an application for such approval promptly. This approval would require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution and the effect of the contemplated transaction on the convenience and needs of the communities to be served. These regulatory considerations also include, among other things, an assessment of compliance with the Community Reinvestment Act of 1977 (the "CRA"). Home Savings currently has an "outstanding" CRA rating. The regulations of the OTS require publication of notice of, and an opportunity for public comment with respect to, the application filed in connection with the Proposed Merger.

  The Proposed Merger may not be consummated for a period of 15 to 30 days following the OTS's approval (the precise length of the period to be determined by the OTS with the concurrence of the Attorney General of the United States), during which time the United States Department of Justice could challenge the Proposed Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically ordered otherwise.

  Based upon the advice of Sullivan & Cromwell, its special counsel, as well as Ahmanson's experience in obtaining approvals for other transactions, Ahmanson is confident that it will be able to obtain the requisite
OTS approval on a timely basis and without the imposition of any condition that would have a material adverse effect on the combined company. The remaining Requisite Regulatory Approvals consist of approvals or consents of state licensing authorities with respect to the resultant change in control of GWF's insurance agency, finance company and mortgage banking subsidiaries under applicable state law. Ahmanson anticipates no difficulty in obtaining such approvals or consents promptly. Of course, the regulatory approval process is such that Ahmanson can give no definitive assurance as to the specific terms of such approval or as to the exact timing thereof.

ACTIONS RELATED TO THE AHMANSON PROPOSAL

  Ahmanson anticipates delivering to the Secretary of GWF on February 18, 1997 a notice stating Ahmanson's intention (a) to nominate the Ahmanson Nominees as directors of GWF at the GWF Annual Meeting and to nominate one or more additional persons as directors in the event that one of the three Ahmanson Nominees is unable to stand for election or the size of the GWF Board is increased and (b) to submit a non-binding stockholder resolution and seven proposals to amend the By-laws of GWF intended to facilitate the maximization of stockholder value by implementing certain procedures to ensure that the views of the stockholders and the Ahmanson Nominees, if elected, are considered by the entire GWF Board. On February 18, 1997, Ahmanson announced that it anticipated filing preliminary proxy solicitation materials with the Commission for use in the Proxy Solicitation. Ahmanson also announced that it anticipated filing preliminary consent solicitation materials with the Commission for use in soliciting written consents from stockholders of GWF to adopt proposals, without a stockholders' meeting, that would (a) urge the GWF Board to arrange a merger to maximize stockholder value and (b) prevent the GWF Board from granting excessive "lock-up" fees, stock options, "crown jewel" options or "break-up" fee arrangements that could deter a merger maximizing stockholder value, unless the GWF stockholders approve those arrangements.

  As part of the February 18, 1997 announcement, Ahmanson also stated that it intended to acquire, through open-market purchases or otherwise, shares of GWF with a market value in excess of $15 million, and would file a notification and report under the HSR Act with respect to such acquisition.

LITIGATION

  Ahmanson also announced on February 18, 1997 the filing of a complaint against GWF and the members of the GWF Board in the Delaware Chancery Court which, among other things, generally seeks injunctive relief (a) against any application of the GWF Rights Plan to impede the Proposed Merger, (b) requiring the GWF Board to exempt the Proposed Merger from the operation of
Section 203 of the DGCL and (c) prohibiting GWF and the members of the GWF Board from adopting any defensive measure that would have the effect of impeding or interfering with the Proposed Merger or the Proxy Solicitation.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the material federal income tax consequences of the Proposed Merger to holders who hold shares of GWF Common Stock or GWF 8.30% Preferred Stock as capital assets deals only with holders who are (i) citizens or residents of the United States, (ii) domestic corporations or (iii) otherwise subject to United States federal income tax on a net income basis in respect of Shares ("U.S. Holders"). This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire shares of GWF Capital Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of GWF Capital Stock in a hedging transaction or as part of a straddle or conversion transaction. Also, the summary does not address state, local or foreign tax consequences of the Proposed Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Proposed Merger to such holder.

  This summary is based on current law and the advice of Sullivan & Cromwell, special counsel to Ahmanson. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The advice of Sullivan & Cromwell set forth in this summary is based on, among other things, assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Proposed Merger, which assumptions have been made with the consent of Ahmanson. Ahmanson would not expect to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Proposed Merger.

  It is intended that the Proposed Merger would be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes no gain or loss would be recognized by either GWF or Ahmanson as a result of the Proposed Merger.

  Assuming the GWF Board approves the Proposed Merger, Ahmanson expects that Sullivan & Cromwell and tax counsel to GWF would deliver opinions substantially to the effect that the material federal income tax consequences of the Proposed Merger to each of Ahmanson, GWF and U.S. Holders who exchange shares of GWF Common Stock or GWF 8.30% Preferred Stock (or GWF Depositary Shares) for shares of Ahmanson Common Stock or New Ahmanson 8.30% Preferred Stock (or New Ahmanson Depositary Shares), respectively, pursuant to the Proposed Merger would be as follows:

    (i) no gain or loss would be recognized by Ahmanson or GWF;

    (ii) no gain or loss would be recognized by a U.S. Holder, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Ahmanson Common Stock;

    (iii) the aggregate adjusted tax basis of shares of Ahmanson Common Stock (including a fractional share interest in Ahmanson Common Stock deemed received and redeemed as described below) and New Ahmanson 8.30% Preferred Stock (or New Ahmanson Depositary Shares) received by a U.S. Holder would be the same as the aggregate adjusted tax basis of the shares of GWF Common Stock or GWF 8.30% Preferred Stock (or GWF Depositary Shares), as the case may be, exchanged therefor;

    (iv) the holding period of shares of Ahmanson Common Stock (including the holding period of a fractional share interest in Ahmanson Common Stock) or New Ahmanson 8.30% Preferred Stock (or New Ahmanson Depositary Shares) received by a U.S. Holder would include the holding period of the GWF Common Stock or GWF 8.30% Preferred Stock (or GWF Depositary Shares), as the case may be, exchanged therefor; and

    (v) a U.S. Holder of GWF Common Stock who receives cash in lieu of a fractional share interest in Ahmanson Common Stock would be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to the U.S Holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest. Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest is more than one year.

  Ahmanson expects that each such opinion would be based on, among other things, customary factual assumptions and representations, made by each of Ahmanson, GWF and the Preferred Stock Depositary. Each such opinion may state that no opinion is expressed as to the effect of the Proposed Merger on Ahmanson, GWF or any U.S. Holder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

  This summary does not address state, local or foreign tax consequences of the Proposed Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder.

ACCOUNTING TREATMENT

  Upon consummation of the Proposed Merger, Ahmanson would account for the acquisition of GWF using the purchase method of accounting. Accordingly, the consideration to be paid in the Proposed Merger would be allocated to assets acquired and liabilities assumed based on their estimated fair values at the consummation date. Income (or loss) of GWF prior to the consummation date will not be included in income of the combined company. See "Background of the Ahmanson Proposal; Reasons for the Proposed Merger--Purchase Accounting; Stock Repurchase Program".

APPRAISAL RIGHTS

  Under the DGCL, no stockholders of GWF or Ahmanson would have any appraisal rights in connection with the Merger Agreement, the Ahmanson Charter Amendment or the consummation of the transactions contemplated thereby.

INTERESTS OF CERTAIN PERSONS IN THE PROPOSED MERGER

  Depending on the terms and conditions of the Merger Agreement and related documents, certain members of Ahmanson's management and the Ahmanson Board, and GWF's management and the GWF Board, respectively, could be deemed to have certain interests in the Proposed Merger in addition to their interests as stockholders of Ahmanson or GWF, as the case may be, generally. Such interests, if any, would be described in the Definitive Joint Proxy Statement/Prospectus.

STOCK EXCHANGE LISTING OF AHMANSON COMMON STOCK AND NEW AHMANSON DEPOSITARY
SHARES

  Assuming the GWF Board approves the Proposed Merger, Ahmanson intends to cause the shares of Ahmanson Common Stock and New Ahmanson Depositary Shares that would be issued pursuant to in the Proposed Merger to be approved for listing on the NYSE and, in the case of the Ahmanson Common Stock, the PSE, prior to the Effective Time, subject to official notice of issuance.

RESALE OF AHMANSON CAPITAL STOCK RECEIVED BY GWF COMMON STOCKHOLDERS

  The shares of Ahmanson Common Stock that would be issued to common stockholders of GWF upon consummation of the Proposed Merger have been registered under the Securities Act. The shares of Ahmanson Common Stock and New Ahmanson Depositary Shares that would be issued to stockholders of GWF upon consummation of the Proposed Merger could be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of GWF or Ahmanson, as that term is defined in rules promulgated under the Securities Act.

  Shares of Ahmanson Common Stock received by those stockholders of GWF who are deemed to be "affiliates" of GWF at the time of the GWF Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

              COMPARISON OF RIGHTS OF HOLDERS OF GWF COMMON STOCK
                           AND AHMANSON COMMON STOCK

  As a consequence of the Proposed Merger, as of the Effective Time stockholders of GWF would become stockholders of Ahmanson. The following is a summary of certain similarities and all material differences between the rights of holders of GWF Common Stock and the rights of holders of Ahmanson Common Stock. As each of GWF and Ahmanson is organized under the laws of Delaware, these differences arise solely from various provisions of the certificate of incorporation and by-laws of each of GWF and Ahmanson, as well as from the Ahmanson Rights Plan and the GWF Rights Plan.

  The following summary does not purport to be a complete statement of the rights of stockholders under the Restated Certificate of Incorporation of GWF (the "GWF Charter"), the By-laws of GWF and the GWF Rights Plan as compared with the rights of Ahmanson's stockholders under the Ahmanson Charter, the Ahmanson By-Laws and the Ahmanson Rights Plan, or a complete description of the specific provisions referred to herein. The summary is qualified in its entirety by reference to the governing corporate instruments, including the aforementioned instruments, of GWF and Ahmanson, copies of which have been filed as exhibits hereto or to documents incorporated herein by reference.

 Meetings of Stockholders

  Under Delaware law, special meetings of the stockholders may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or by-laws. The GWF Charter and By-laws do not authorize any other person to call a special meeting. The Ahmanson Charter and By-laws provide that a special meeting may also be called by a committee of the Ahmanson Board which has been designated by the Ahmanson Board and authorized to call a special meeting by a resolution of the Ahmanson Board or by the Ahmanson By-laws.

 Number of Directors

  Under Delaware law, the number of directors shall be fixed by or in the manner provided in the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment to the certificate. The GWF By-laws provide that the number of directors shall be determined by a resolution of the majority of the GWF Board, but until some other number is fixed, the number of directors shall be 12. The Ahmanson By-laws provide that the number of directors shall be determined by a resolution of the majority of the Ahmanson Board or a majority of the voting power of the outstanding shares of voting stock.

 Advance Notice of Stockholder Nominations of Directors

  Under the GWF By-laws, nominations of persons for election to the GWF Board may be made at a meeting of stockholders by any stockholder, provided that the Secretary of GWF receives written notice not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. If the annual meeting is not called within 30 days before or after such anniversary, the notice of a nomination must be received not later than the close of business on the fifteenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure was made. Notices of nominations, among other things, must state the nominee's name, age, business and residential address and principal occupation and employment, as well as the class and number of shares of GWF stock beneficially owned by such nominee and the nominee's consent to such nomination. In addition, the notice must state the name and record address of the nominating stockholder and the class and number of shares of GWF stock beneficially owned by the stockholder.

  Under the Ahmanson By-laws, nominations of persons for election to the Ahmanson Board may be made at a meeting of stockholders by any stockholder, provided that the Secretary of Ahmanson receives written notice not less than 60 days nor more than 120 days prior to the meeting. If less than 65 days' notice or prior public disclosure of the date of the meeting is given or made by Ahmanson to stockholders, the notice of a nomination must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure was made. Notices of nominations, among other things, must state the nominee's name, age, business and residential address and principal occupation and employment, as well as the class and number of shares of Ahmanson stock beneficially owned by such nominee and any other information about the nominee required to be disclosed in solicitations for proxies for the election of directors pursuant to Regulation 14A under the Exchange Act. In addition, the notice must state the name and record address of the nominating stockholder and the class and number of shares of Ahmanson stock beneficially owned by the stockholder.

 Stockholder Proposal Procedures

  Under the GWF By-laws, business is properly brought before an annual meeting if the Secretary of GWF receives written notice not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. If the annual meeting is not called within 30 days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the fifteenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. Stockholder notices must state, among other things, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the name and record address of the stockholder proposing the business, the class and number of shares of GWF stock beneficially owned by the stockholder and any material interest in such business.

  Under the Ahmanson By-laws, business is properly brought before an annual meeting if the Secretary of Ahmanson receives written notice not less than 60 days nor more than 120 days prior to the annual meeting. If less than 65 days' notice or prior public disclosure of the date of the annual meeting is given or made by Ahmanson to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure was made. Stockholder notices must state, among other things, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the name and record address of the stockholder proposing the business, the class and number of shares of Ahmanson stock beneficially owned by the stockholder, any material interest in such business any other information relating to the stockholder or the proposal required to be disclosed in solicitations for proxies for the election of directors pursuant to Regulation 14A under the Exchange Act.

 Indemnification

  Both the GWF By-laws and the Ahmanson By-Laws generally provide for the indemnification of persons serving as a director, officer, employee or agent of the respective corporations or at the request of the respective corporations as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, to the fullest extent authorized by the DGCL. The Ahmanson By-laws provide that such right to indemnification may only be extended to employees and agents in a specific case by action of the Ahmanson Board.

 Certain Voting Rights with Respect to Proposed Mergers

  Under Delaware law, certain mergers and consolidations or the sale of all or substantially all of the assets of a corporation requires the approval of the holders of a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. Neither the GWF Charter nor the Ahmanson Charter requires a higher percentage generally.

 Certain Voting Rights With Respect to Transactions With Substantial
Stockholders

  The Ahmanson Charter provides that certain transactions between Ahmanson and a substantial stockholder (generally a person or group holding capital stock representing 10% or more of the outstanding voting power of Ahmanson) require the approval of the holders of 80% of the capital stock of Ahmanson entitled to vote for the election of directors, including (i) the repurchase by Ahmanson of capital stock representing 10% or more of the total voting power of Ahmanson from such a substantial stockholder, (ii) certain mergers, consolidations, combinations or reorganizations of Ahmanson or the sale of all or a substantial part of the assets of Ahmanson or its subsidiaries where such a substantial stockholder or its affiliates are parties to the transaction and
(iii) certain other exchanges of securities, cash or other properties or assets of Ahmanson involving such a substantial stockholder or its affiliates, except, in the case of (ii) or (iii), for any transaction which has been approved by the Ahmanson Board, including by the vote of at least two-thirds of the directors unaffiliated with the substantial stockholder and its affiliates. The GWF Charter contains no similar provision.

 Cumulative Voting

  Under Delaware law, stockholders of a corporation are not entitled to cumulate their votes in the election of directors unless the corporation's certificate of incorporation so provides. Neither the GWF Charter nor the Ahmanson Charter provides for cumulative voting.

 Removal of Directors; Filling Vacancies on the Board of Directors

  Under Delaware law, any or all directors of a corporation which does not have cumulative voting or a classified board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, unless such corporation's certificate of incorporation provides otherwise. GWF has a classified board and the GWF Charter provides that directors may be removed only for cause. The Ahmanson Charter does not limit the right of stockholders to remove directors with or without cause.

  Under Delaware law, unless otherwise provided in the corporation's certificate of incorporation or by-laws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors in office. The GWF Charter provides that any vacancy, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, shall be filled by a majority vote of the remaining directors of the class in which the vacancy occurs or by the sole remaining director of that class if only one such director remains. Neither the Ahmanson Charter nor the Ahmanson By-laws provide for vacancies or newly-created directorships to be filled by stockholder vote.

 Stockholder Action by Written Consent

  Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The GWF Charter contains no provisions restricting action by written stockholder consent. The Ahmanson Charter prohibits any action by written stockholder consent.

 Amendment of By-laws

  Under Delaware law, the power to adopt, amend or repeal by-laws is vested in the stockholders unless the certificate of incorporation confers the power to adopt, amend or repeal by-laws upon the directors as well. Both the GWF Charter and the Ahmanson Charter grant such power to their respective boards of directors.

 Classification of Board of Directors

  Delaware law permits (but does not require) a certificate of incorporation to provide that a board of directors be divided into classes, with each class having a term of office longer than one year but not longer than three years. The GWF Charter provides that the GWF Board shall have three classes, which shall be as nearly equal in number as possible. The directors of each class shall serve for a term ending at the third annual meeting following the annual meeting at which they were elected. The Ahmanson Charter does not provide for a classified board.

 Ahmanson Rights Plan

  On July 26, 1988, the Ahmanson Board declared a dividend distribution of stock purchase rights, consisting of one common stock purchase right (a "Primary Right") and one preferred stock purchase right (a "Secondary Right"), to holders of Ahmanson Common Stock outstanding on August 8, 1988; together, the Primary Rights and Secondary Rights are referred to as the "Ahmanson Rights".

  In the event that any person or affiliated group becomes the beneficial owner of 15% or more of the outstanding shares of Ahmanson Common Stock, proper provision shall be made so that each holder of a Primary Right (other than Primary Rights beneficially owned by the 15% beneficial owner) will thereafter have the right to purchase from Ahmanson one share of Ahmanson Common Stock for each two outstanding Primary Rights at an exercise price equal to 20% of the then current per share market price of the Ahmanson Common Stock. In the event that any person or affiliated group becomes the beneficial owner of 15% or more of the outstanding Ahmanson Common Stock and thereafter Ahmanson is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Secondary Right, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Secondary Right (currently, $60), that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Secondary Right. In the event that any person or affiliated group becomes the beneficial owner of 25% or more of the outstanding shares of Ahmanson Common Stock, proper provision shall be made so that each holder of a Secondary Right, other than Secondary Rights beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise that number of shares of Ahmanson Common Stock having a market value of two times the exercise price of the Secondary Right.

 GWF Rights Plan

  On June 24, 1986, the GWF Board declared a dividend distribution of one
GWF Right for each share of GWF Common Stock outstanding on July 14, 1986. On June 27, 1995, the GWF Board approved a number of amendments to the GWF Rights Plan.

  In the event that any person or group becomes the beneficial owner of 15% or more of the outstanding shares of GWF Common Stock other than pursuant to a Qualifying Offer (as defined in the GWF Rights Plan), proper provision shall be made so that each holder of a GWF Right, other than GWF Rights beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise that number of shares of GWF Common Stock having a market value of two times the exercise price of the GWF Right. In the event that, at any time following such acquisition of 15% or more of the outstanding GWF Common Stock, GWF is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (other than such a transaction resulting from a Qualifying Offer and meeting certain fair price criteria), proper provision will be made so that each holder of a GWF Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the GWF Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the GWF Right.

                          MARKET PRICES AND DIVIDENDS

AHMANSON

  The Ahmanson Common Stock is listed and principally traded on the NYSE and is also listed on the PSE. The following table sets forth the range of high and low sales prices as reported on the NYSE Composite Tape, together with the per share dividends declared by Ahmanson, during the periods indicated.

                                                         PRICE RANGE
                                                       ---------------
      QUARTER                                           HIGH     LOW   DIVIDENDS
      -------                                          ------- ------- ---------
      1994:
        First......................................... $20 1/4 $16 3/8   $.22
        Second........................................  20 1/8  16 1/2    .22
        Third.........................................  22 3/4  18 7/8    .22
        Fourth........................................  21      15 1/4    .22
      1995:
        First......................................... $18 5/8   $16     $.22
        Second........................................  23 3/4  18 1/8    .22
        Third.........................................  25 3/4  20 5/8    .22
        Fourth........................................  28 3/8  24 1/8    .22
      1996:
        First......................................... $26 3/4 $21 1/4   $.22
        Second........................................  27 5/8  22 1/4    .22
        Third.........................................  28 3/8  23 3/8    .22
        Fourth........................................  34 1/2  27 7/8    .22
      1997:
        January 1 to February 14, 1997................ $40 5/8 $    32   $.22

  On February 14, 1997, the last trading day before public announcement of the Ahmanson Proposal, the closing price per share of Ahmanson Common Stock on the NYSE was $40.50. Past price performance is not necessarily indicative of likely future price performance. Holders of GWF Common Stock are urged to obtain current market quotations for shares of Ahmanson Common Stock.

  Holders of Ahmanson Common Stock are entitled to receive dividends from funds legally available therefor when, as and if declared by the Ahmanson Board. Although the Ahmanson Board presently intends to continue the policy of paying quarterly cash dividends, future dividends of Ahmanson would depend upon the earnings of Ahmanson and its subsidiaries, their financial condition and other factors including applicable governmental regulations and policies. See "Description of Ahmanson Capital Stock--Certain Regulatory Considerations". In addition, the Ahmanson Board presently intends to continue its current stock purchase program, since it currently believes that doing so is more advantageous to stockholders generally than increasing the level of dividends. Ahmanson believes that its current dividend yield is above the average dividend yield for comparable savings institutions. The Ahmanson Board will continue to determine dividends by considering the factors listed above and expects that dividends will continue to be paid in amounts consistent with prior levels. As the factors used to determine dividends necessarily involve a number of future contingencies to which all companies are subject, there can be no certainty that dividends of the combined entity will equal Ahmanson's current dividend rate per share.

GWF

  The GWF Common Stock is listed and principally traded on the NYSE and is also listed on the PSE and the London Stock Exchange. The following table sets forth the range of high and low sales prices as reported on the NYSE Composite Tape, together with the per share dividends declared by GWF, during the periods indicated.

                                                         PRICE RANGE
                                                       ---------------
      QUARTER                                           HIGH     LOW   DIVIDENDS
      -------                                          ------- ------- ---------
      1994:
        First......................................... $20 1/2 $16 1/8   $.23
        Second........................................  19 3/8  15 3/8    .23
        Third.........................................  20 7/8  18 3/8    .23
        Fourth........................................  19      15 3/4    .23
      1995:
        First......................................... $18 7/8   $16     $.23
        Second........................................  22 1/2  18 7/8    .23
        Third.........................................  23 3/4  20 1/4    .23
        Fourth........................................  27 1/8  22 5/8    .23
      1996:
        First......................................... $26 3/8 $22 1/2   $.23
        Second........................................  24 5/8  21 1/2    .25
        Third.........................................  26 7/8  21 1/8    .25
        Fourth........................................  31 1/2  26 1/4    .25
      1997:
        January 1 to February 14, 1997................ $35 1/4 $28 1/8   $.25

  On February 14, 1997, the last trading day before public announcement of the Ahmanson Proposal, the closing price per share of GWF Common Stock on the NYSE was $34.25. Past price performance is not necessarily indicative of likely future price performance. Holders of shares of GWF Common Stock are urged to obtain current market quotations for shares of GWF Common Stock.

  Holders of shares of GWF Common Stock are entitled to receive dividends from funds legally available therefor when, as and if declared by the GWF Board. Ahmanson has no information with respect to the GWF Board's present intentions with respect to its policy of paying quarterly cash dividends.

                             BUSINESS OF AHMANSON

  Ahmanson, a Delaware corporation, is one of the largest residential real estate and consumer finance-oriented financial services companies in the United States, owning subsidiaries principally engaged in the consumer banking business and related financial service activities. Ahmanson was originally organized in 1928 in California and changed its state of incorporation from California to Delaware in 1985.

  Approximately 97% of Ahmanson's consolidated revenues in 1996 were derived from the operations of Home Savings, which is wholly owned by Ahmanson. Home Savings represented over 99% of Ahmanson's consolidated assets at December 31, 1996. Home Savings is currently the largest savings institution in the United States. Home Savings is regulated by the OTS and the Federal Deposit Insurance Corporation ("FDIC") which, through the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"), insures the deposit accounts of Home Savings. Home Savings is a member of the Federal Home Loan Bank ("FHLB") of San Francisco, which is one of the twelve regional banks for federally insured depository institutions comprising the Federal Home Loan Bank System. Home Savings is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") with respect to reserves required to be maintained against certain deposits and certain other matters.

  Home Savings conducts the majority of its business in California. Home Savings currently conducts certain of its savings and lending operations outside of California under the name "Savings of America, a division of Home Savings of America, FSB". Home Savings also conducts certain of its lending operations through Ahmanson Mortgage Company, a wholly-owned subsidiary.

  Ahmanson's principal business is attracting funds from the general public and institutions and originating and investing in residential real estate mortgage loans, consumer and small business loans, MBSs and investment securities. MBSs include securities issued or guaranteed by government-sponsored enterprises such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association, mortgage pass-through securities issued by other entities, including Home Savings, and collateralized mortgage obligations. Ahmanson's primary sources of revenues are interest earned on loans and MBSs, income from investment securities, gains on sales of loans and MBSs, fees earned in connection with loans and deposits, and income earned on its portfolio of loans and MBSs serviced for investors. Its principal expense is interest incurred on interest-costing liabilities, including deposits and borrowings. Ahmanson's primary sources of funds are deposits, principal and interest payments on loans and MBSs, proceeds from sales of loans and MBSs and borrowings. Scheduled payments on loans and MBSs are a relatively stable source of funds, while prepayments of loans and MBSs and flows in deposits vary widely. Ahmanson, through certain subsidiaries, engages in real estate development and investment ("REI") activities.

  Ahmanson's operations are significantly influenced by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. Deposit flows and the cost of interest-costing liabilities ("cost of funds") to Ahmanson are influenced by interest rates on competing investments and general market interest rates. Similarly, Ahmanson's loan volume and yields on loans and MBSs and the level of prepayments on such loans and MBSs are affected by market interest rates, as well as additional factors affecting the supply of and demand for housing and the availability of funds.

  Home Savings is in the process of changing its focus from being a traditional savings institution to being a consumer bank. One significant aspect of this change in focus is an increase in the types of services and products offered to Home Savings' customers. This has been implemented in part through the creation of a consumer lending division which offers products such as home equity loans, automobile loans and unsecured personal lines of credit, the development of a business banking group which offers products such as small business loans and cash management services, the expansion of the securities and insurance products and services offered by Griffin Financial Services, which is a subsidiary of Ahmanson and an affiliate of Home Savings, and the introduction of electronic banking. Home Savings's acquisition of 61 former First Interstate branches, completed on September 20, 1996, accelerated Ahmanson's progress toward its objective of becoming a full-service provider of consumer and small business banking products. In the transaction, Ahmanson acquired approximately $1.9 billion in deposits and $1.1 billion in loans. Ahmanson recorded approximately $185 million in goodwill related to the acquisition. Ahmanson's results of operations for the year ended 1996 included operating results of the acquired branches only after September 20, 1996.

  The change in focus is reflected at Ahmanson by increased scrutiny of the use of capital. Ahmanson's goal is to hold an asset or engage in an activity only if the income generated by such asset or activity adequately compensates Ahmanson and its stockholders for the use of the capital necessary to hold the asset or engage in the activity. Between October 1995 and December 1996, Ahmanson returned capital to its stockholders by repurchasing 17 million shares of Ahmanson Common Stock.

                                BUSINESS OF GWF

  GWF, with consolidated assets of approximately $42.9 billion at December 31, 1996, is a savings and loan holding company organized in 1955 under the laws of the state of Delaware. The principal assets of GWF are the capital stock of GW Bank and Aristar. GW Bank is a federally chartered stock savings bank and conducts most of its retail banking through 416 offices located in California and Florida. Real estate lending operations are conducted directly by GW Bank or by direct subsidiaries through 261 offices in 23 states with concentrations in California, Florida, Texas and Washington. Directly or through its subsidiaries, GW Bank also engages in consumer finance, mortgage banking, and other related financial services. Aristar conducts consumer finance operations through 528 offices in 24 states, most of which operate principally under the names Blazer Financial Services or City Finance Company and provide direct installment loans and related credit insurance services and purchase retail installment contracts.

                               AHMANSON AND GWF

                   PRO FORMA COMBINED FINANCIAL INFORMATION

                                  (UNAUDITED)

  The following unaudited pro forma combined financial statements were prepared in connection with the Proposed Merger (in which each outstanding share of GWF Common Stock will be exchanged for 1.05 shares of Ahmanson Common Stock) and give effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. The unaudited pro forma combined statement of financial condition is based upon the condensed consolidated statement of financial condition (unaudited) of Ahmanson and the selected financial statistics (unaudited) of GWF as of December 31, 1996. The unaudited pro forma combined statement of operations is based upon the condensed consolidated statement of operations (unaudited) of Ahmanson and the consolidating statement of operations (unaudited) of GWF for the year ended December 31, 1996.

  The adjustments already included in the unaudited pro forma combined financial statements are subject to update as additional information becomes available. An increase in the unallocated portion of the purchase price remaining after fair value adjustments will result in a greater final allocation to goodwill, which will have a corresponding effect on amortization expense and will reduce tangible common equity. A decrease in the unallocated portion of the purchase price remaining after fair value adjustments will have the opposite effects. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial statements.

  The information shown below should be read in conjunction with, and is qualified in its entirety by reference to the condensed consolidated statement of financial condition (unaudited) and condensed consolidated statement of operations (unaudited) at and for the year ended December 31, 1996, of Ahmanson and the selected financial statistics (unaudited) and consolidating statement of operations (unaudited) at and for the year ended December 31, 1996, of GWF. The pro forma data are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that actually would have occurred had the Proposed Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the Surviving Corporation. In particular, Ahmanson expects to achieve significant operating cost savings as a result of the Proposed Merger. These cost savings, assuming they are realized, would significantly reduce noninterest expense and increase net income. See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger". No adjustment has been included in the pro forma amounts for such cost savings.

                                AHMANSON AND GWF

              PRO FORMA COMBINED STATEMENT OF FINANCIAL CONDITION

                              DECEMBER 31, 1996(A)
                                  (UNAUDITED)

                                           HISTORICAL      PRO FORMA
                                        ----------------- ADJUSTMENTS   PRO FORMA
                                        AHMANSON    GWF   (B, C & D)    COMBINED
                                        --------  ------- -----------   ---------
                                                    (IN MILLIONS)
ASSETS
Cash and investment securities........  $ 1,876   $ 2,114   $   --       $ 3,990
Mortgage-backed securities............   14,297     7,789       --        22,086
Loans, net of the allowance for loan
 losses...............................   31,789    30,823       --        62,612
Goodwill and core deposit intangibles.      308       286     3,497 (E)    4,091
Other assets..........................    1,632     1,863       --         3,495
                                        -------   -------   -------      -------
    Total assets......................  $49,902   $42,875   $ 3,497      $96,274
                                        =======   =======   =======      =======
LIABILITIES, COMPANY-OBLIGATED CAPITAL
SECURITIES OF SUBSIDIARY TRUST AND
STOCKHOLDERS' EQUITY
Deposits..............................  $34,774   $28,587   $   --       $63,361
Borrowings............................   11,581    10,502       --        22,083
Other liabilities.....................      966     1,091        64 (H)    2,121
                                        -------   -------   -------      -------
    Total liabilities.................   47,321    40,180        64       87,565
Company-obligated Capital Securities
 of Subsidiary Trust..................      148       100       --           248
Stockholders' equity
Preferred stock.......................      483       165       --           648
Common stock..........................        1       138      (137)           2
Additional paid-in capital............      178       714     5,148        6,040
Retained earnings.....................    1,847     1,501    (1,501)       1,847
Other.................................      (76)       77       (77)         (76)
                                        -------   -------   -------      -------
    Total stockholders' equity........    2,433     2,595     3,433 (F)    8,461
                                        -------   -------   -------      -------
    Total liabilities, Company-
     obligated Capital Securities of
     Subsidiary Trust and
     stockholders' equity.............  $49,902   $42,875   $ 3,497      $96,274
                                        =======   =======   =======      =======

             See Notes to Pro Forma Combined Financial Statements.

                                AHMANSON AND GWF

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1996(A)
                                  (UNAUDITED)

                                            HISTORICAL     PRO FORMA
                                          --------------- ADJUSTMENTS PRO FORMA
                                          AHMANSON  GWF     (C & G)   COMBINED
                                          -------- ------ ----------- ---------
                                          (IN MILLIONS EXCEPT PER COMMON SHARE
                                                          DATA)
Interest income
Loans....................................  $2,297  $2,482    $ --      $4,779
Mortgage-backed securities...............   1,161     638      --       1,799
Other....................................      57     114      --         171
                                           ------  ------    -----     ------
  Total interest income..................   3,515   3,234               6,749
                                           ------  ------    -----     ------
Interest expense
Deposits.................................   1,524   1,179      --       2,703
Borrowings...............................     739     677      --       1,416
                                           ------  ------    -----     ------
  Total interest expense.................   2,263   1,856      --       4,119
                                           ------  ------    -----     ------
Net interest income......................   1,252   1,378      --       2,630
Provision for loan losses................     145     209      --         354
                                           ------  ------    -----     ------
Net interest income after provision for
 loan losses.............................   1,107   1,169      --       2,276
                                           ------  ------    -----     ------
Noninterest income.......................     252     332                 584
                                           ------  ------    -----     ------
Noninterest expense
SAIF recapitalization assessment.........     244     188      --         432
Other....................................     935   1,126      139      2,200
                                           ------  ------    -----     ------
  Total noninterest expense..............   1,179   1,314      139      2,632
                                           ------  ------    -----     ------
Income before income taxes...............     180     187     (139)       228
Income tax expense.......................      35      71       (3)       103
                                           ------  ------    -----     ------
Net income...............................  $  145  $  116    $(136)    $  125
                                           ======  ======    =====     ======
Net income applicable to common stock....  $  100  $   96    $(130)    $   66
                                           ======  ======    =====     ======
Per common share
Net income...............................  $ 0.91                      $ 0.26
                                           ======                      ======
Dividends declared.......................  $ 0.88                      $ 0.88
                                           ======                      ======
Average common shares outstanding........   109.7            144.8      254.5
                                           ======            =====     ======

             See Notes to Pro Forma Combined Financial Statements.

                               AHMANSON AND GWF

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A: BASIS OF PRESENTATION

  The unaudited pro forma combined statement of condition combines the historical condensed consolidated statement of condition (unaudited) of Ahmanson and the historical selected financial statistics (unaudited) of GWF as if the Proposed Merger had become effective on December 31, 1996. The unaudited pro forma combined statement of operations for the year ended December 31, 1996 combines the unaudited historical condensed consolidated statement of operations (unaudited) of Ahmanson and the consolidating statement of operations (unaudited) of GWF as if the Proposed Merger had become effective immediately prior to January 1, 1996. Certain amounts in the unaudited historical financial statements of GWF have been reclassified in the unaudited pro forma combined financial statements to conform to Ahmanson's historical financial statements.

  The Proposed Merger would be accounted for as a purchase. Under this method of accounting, assets and liabilities of GWF are adjusted to their estimated fair value and combined with the recorded book values of the assets and liabilities of Ahmanson. Applicable income tax effects of such adjustments are included as a component of Ahmanson's net deferred taxes with a corresponding offset to goodwill.

  Ahmanson has not had access to GWF's records in order to make a determination of the fair value of its assets and liabilities. For purposes of the unaudited pro forma combined financial statements, it has been assumed that the net book value of GWF's assets (excluding intangibles) minus liabilities approximates fair value.

  Ahmanson expects to achieve significant operating cost savings as a result of the Proposed Merger. See "The Proposed Merger--Background of the Ahmanson Proposal; Reasons for the Proposed Merger". No adjustment has been included in the unaudited pro forma combined financial statements for the operating cost savings.

NOTE B: PURCHASE PRICE

  The purchase price is based on exchanging 1.05 shares of Ahmanson Common Stock for each outstanding share of GWF Common Stock at the closing price per share of Ahmanson Common Stock on February 14, 1997, the last trading day before the announcement of the proposal. Shares issuable upon the exercise of GWF's stock options are not included in the number of outstanding shares of GWF Common Stock on the assumption that all options will become equivalent options to purchase Ahmanson Common Stock. In addition, the number of shares of GWF Common Stock used in calculating the total market value of Ahmanson Common Stock to be issued in connection with the Proposed Merger reflects an exchange of Ahmanson Common Stock for the outstanding shares of GWF Common Stock, exclusive of GWF's common stock equivalents.

  The total market value of the Ahmanson Common Stock to be issued in connection with the Proposed Merger is calculated as follows:

      Shares of GWF Common Stock outstanding on December 31, 1996
       (in thousands)................................................... 137,876
      Exchange ratio....................................................    1.05
                                                                         -------
      Ahmanson Common Stock to be issued (in thousands)................. 144,770
      Closing market price per share of Ahmanson Common Stock on
       February 14, 1997................................................ $ 40.50
                                                                         -------
        Total market value of Ahmanson Common Stock to be issued
         (in millions).................................................. $ 5,863
                                                                         =======

                               AHMANSON AND GWF

                                  (UNAUDITED)


  In addition to the total market value of the Ahmanson Common Stock to be issued, the total purchase price would include other direct acquisition costs, such as investment banking, legal, accounting and other professional fees; printing and mailing costs; and other miscellaneous expenses. These costs, which are not expected to be material to the transaction and are preliminarily expected to be approximately $60 million, have not been included in the unaudited pro forma combined financial statements.

NOTE C: RESTRUCTURING CHARGES

  Ahmanson's management estimates that approximately $400 million of costs related to premises, severance and restructuring charges and other direct acquisition costs would be incurred in connection with the Proposed Merger; these estimates of costs are not yet based on sufficient factual data so as to be included as adjustments to the unaudited pro forma combined financial statements and are subject to change as additional information becomes available. Of this amount, approximately $325 million of costs relate to GWF's premises, severance and operations and would affect the final amount of goodwill as of the consummation of the Proposed Merger, which goodwill will be amortized as described in Note G below. The remaining estimated amount of approximately $75 million of costs relates to Ahmanson's premises, severance and operations, as well as all costs relating to systems conversions and other indirect integration costs, and will be expensed upon consummation of the Proposed Merger or as incurred. With respect to timing, it has been assumed that the integration would be complete and that the costs referred to above would be incurred not later than 15 months after the closing of the Proposed Merger.

  Ahmanson's estimate of restructuring charges is in the range of restructuring charges announced in connection with other similar transactions and is based on the assumption that Ahmanson's experience in integrating GWF's organization and operations will be similar to comparable transactions in the past.

NOTE D: ALLOCATION OF PURCHASE PRICE

  Certain matters are still pending that would have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized and the portion of the purchase price allocated to fair value adjustments, goodwill and the identifiable intangibles (discussed below) is subject to change.

  Subject to the foregoing, the purchase price has been allocated as described in the table below:

                                                                   (IN MILLIONS)
      Net assets applicable to GWF's Common Stock at December 31,
       1996......................................................     $2,430
      Increase to GWF's net asset value at December 31, 1996 for
       core deposit intangibles (see Note H)(1)..................        266
      Elimination of GWF's existing goodwill and identifiable
       intangibles, net of applicable income tax effects(2)......       (172)
                                                                      ------
        Total preliminary allocation of purchase price...........      2,524
      Goodwill due to the Proposed Merger........................      3,339
                                                                      ------
        Total purchase price.....................................     $5,863
                                                                      ======

--------
(1) Amounts are net of applicable income tax effects, using an estimated marginal tax rate of 40.0%.
(2) Assumes that GWF's existing goodwill and core deposit intangibles are deductible for tax purposes.

                               AHMANSON AND GWF

                                  (UNAUDITED)


NOTE E: CALCULATION OF GOODWILL ADJUSTMENT AND TOTAL GOODWILL DUE TO PROPOSED MERGER

                                                                   (IN MILLIONS)
      Purchase price..............................................    $ 5,863
      GWF total common stockholders' equity.......................     (2,430)
      Core deposit intangibles(1).................................       (266)
                                                                      -------
      Goodwill adjustment.........................................      3,167
      GWF existing goodwill(2)....................................        172
                                                                      -------
        Total goodwill due to Proposed Merger.....................    $ 3,339
                                                                      =======

--------
(1)Net of applicable income tax effects.
(2)Assumes that GWF's existing goodwill and core deposit intangibles are deductible for tax purposes.

  For purposes of the Pro Forma Combined Statement of Condition, it has been assumed that the net book value of GWF's assets (excluding intangibles) minus liabilities approximate fair value.

NOTE F: STOCKHOLDERS' EQUITY

  The purchase price of $5,863 million is reduced by GWF's common stockholders' equity of $2,430 million. In the Proposed Merger, Ahmanson would issue 1.05 shares of Ahmanson Common Stock in exchange for each of the 137,875,955 outstanding shares of GWF Common Stock (based on the number of shares outstanding as of December 31, 1996). The per share price of Ahmanson Common Stock on February 14, 1997 was $40.50; total par value of new common stock of Ahmanson is $1 million. The remaining $5,862 million represents additional paid-in capital. GWF 8.30% Preferred Stock will be converted into New Ahmanson 8.30% Preferred Stock.

  Adjustments to stockholders' equity are as follows:

                                              PURCHASE      GWF
                                               PRICE   COMMON EQUITY ADJUSTMENT
                                              -------- ------------- ----------
                                                        (IN MILLIONS)
   Common stock..............................  $    1     $  (138)    $  (137)
   Additional paid-in capital................   5,862        (714)      5,148
   Retained earnings.........................     --       (1,501)     (1,501)
   Other (net unrealized gains on available-
    for-sale securities).....................     --          (77)        (77)
                                               ------     -------     -------
     Total common stockholders' equity.......  $5,863     $(2,430)    $ 3,433
                                               ======     =======     =======

                               AHMANSON AND GWF

                                  (UNAUDITED)


NOTE G: PURCHASE ACCOUNTING ADJUSTMENTS

  Adjustments are made to reflect the recording of intangibles as well as to eliminate any intangible balances previously recorded by GWF in accordance with the purchase method of accounting. It has been assumed that the Net Book Value of GWF's assets (excluding intangibles) minus liabilities approximates fair value. Purchase accounting adjustments are based on the best available information and are subject to update as additional information becomes available. Purchase accounting adjustments would be booked on a gross basis with related adjustments to Ahmanson's net deferred taxes as follows:

                                                                   RELATED
                                                                  (INCREASE)
                                                                 DECREASE TO
                                              NET OF              NET INCOME
                                            APPLICABLE          FOR YEAR ENDED
                                           INCOME TAXES GROSS     12/31/96*
                                           ------------ ------  --------------
                                                     (IN MILLIONS)


   Goodwill and identifiable intangibles
    of GWF................................    $ (172)   $ (286)      $(38)
   Goodwill due to the Proposed Merger*...     3,339     3,339        133
   Core deposit intangibles due to the
    Proposed Merger*......................       266       444         44
                                              ------    ------       ----
                                               3,433     3,497        139
   Adjustment to Ahmanson net deferred
    taxes related to purchase accounting
    adjustments...........................       --        (64)        (3)
                                              ------    ------       ----
     Total................................    $3,433    $3,433       $136
                                              ======    ======       ====

--------
* Goodwill due to the Proposed Merger is amortized on a straight-line basis over 25 years. Core deposit intangibles due to the Proposed Merger are amortized on a straight-line basis over 10 years.

  The incremental effect on net income of the purchase accounting adjustments is estimated to be a net after-tax expense of approximately $136 million for each of the five 12-month periods subsequent to the Proposed Merger. Amounts exclude amortization of existing goodwill and identifiable intangibles of GWF.

NOTE H: OTHER LIABILITIES

  Adjustments to other liabilities are as follows:

                                                                   (IN MILLIONS)
   Deferred tax liability from core deposit intangible............     $ 178
   Reversal of GWF deferred tax liability from intangibles........      (114)
                                                                       -----
     Total adjustment to other liabilities........................     $  64
                                                                       =====

                     DESCRIPTION OF AHMANSON CAPITAL STOCK

AHMANSON COMMON STOCK

  Ahmanson is currently authorized to issue up to 220,000,000 shares of Ahmanson Common Stock. Prior to the consummation of the Proposed Merger, and subject to receipt of the approval of holders of record of Ahmanson Common Stock sought herein, the Ahmanson Charter will be amended to increase the number of authorized shares of Ahmanson Common Stock to 350,000,000. On the
Record Date, there were [          ] shares of Ahmanson Common Stock issued
and outstanding. In 1996, Ahmanson authorized the continuation of certain stock repurchase programs. For a full description of these programs see "-- Repurchases of Ahmanson Common Stock".

  Holders of shares of Ahmanson Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of the Ahmanson Preferred Stock (as described below), holders of shares of Ahmanson Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available therefor and, in the event of liquidation, from the net assets of Ahmanson available for distribution to stockholders. Ahmanson may not declare any dividends on the Ahmanson Common Stock (other than in shares of Ahmanson Common Stock) unless full preferential amounts to which holders of Ahmanson Preferred Stock are entitled have been paid or declared and set apart for payment upon all outstanding shares of Ahmanson Preferred Stock. Ahmanson is also subject to certain contractual and regulatory restrictions on the payment of dividends. See "-- Certain Regulatory Considerations".

  The holders of shares of Ahmanson Common Stock do not have preemptive rights or preferential rights of subscription for any shares of Ahmanson Common Stock or other securities of Ahmanson. Outstanding shares of Ahmanson Common Stock are, and shares to be issued pursuant to the Proposed Merger will be, validly issued, fully paid and nonassessable.

  The Ahmanson Common Stock is listed on the NYSE and the PSE. Application will be made to list the shares of Ahmanson Common Stock to be issued pursuant to the Proposed Merger on the NYSE and the PSE.

AMENDMENTS TO THE AHMANSON CHARTER

  If the Ahmanson Charter Amendment is approved, the Ahmanson Charter would be amended in accordance with the DGCL to provide (a) that the number of shares of authorized Common Stock of the combined company shall be increased to 350,000,000, and (b) for the New Ahmanson 8.30% Preferred Stock.

  Uncommitted authorized but unissued shares of Ahmanson Common Stock of the combined company would be able to be issued from time to time to such persons and for such considerations as the Board of Directors of the combined company may determine and holders of the then outstanding shares of Ahmanson Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the NYSE and the judgment of the Board of Directors of the combined company regarding the submission thereof to stockholders of the combined company.

  First Chicago Trust Company of New York is the transfer agent and registrar for the Ahmanson Common Stock.

REPURCHASES OF AHMANSON COMMON STOCK

  In the fourth quarter of 1996, Ahmanson completed its second stock purchase program and began its third program, which was approved by the Ahmanson Board of Directors on November 15, 1996. In the second program, Ahmanson purchased
5.2 million shares of outstanding Ahmanson Common Stock at an average price per share of $28.61. During the fourth quarter Ahmanson purchased a total of 4 million shares, investing $126.6 million at an average price per share of $31.86. Of the $250 million authorized for Ahmanson's third round of purchase activity, $205 million remains. At December 31, 1996, the parent company had $219 million in cash.

  As of December 31, 1996, since initiating the first stock program in October 1995, Ahmanson had repurchased 17 million shares of Ahmanson Common Stock, or 14% of the then outstanding shares, at an average price of $26.11. In addition, in September of 1996, Ahmanson redeemed its 9.60% Preferred Stock, Series B, and, in December of 1996, issued $150 million of 8.36% Capital Securities, Series A.

AHMANSON PREFERRED STOCK

  The Ahmanson Charter provides that Ahmanson is authorized to issue 10,000,000 shares of Ahmanson Preferred Stock. The Ahmanson Preferred Stock may be issued from time to time in one or more series and the Ahmanson Board is authorized to fix the voting rights, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Ahmanson Preferred Stock, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series, all without further action by the holders of Ahmanson Common Stock.

  Because Ahmanson is a holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the Ahmanson Preferred Stock, to participate in any distribution of the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Ahmanson may itself be a creditor with recognized claims against the subsidiary. The principal source of Ahmanson's revenues are dividends received from its banking and other subsidiaries. Various statutory provisions limit the amount of dividends its subsidiaries may pay without regulatory approval, and various regulations can also restrict the payment of dividends. In addition, federal statutes limit the ability of certain subsidiaries to make loans to Ahmanson. See "--Certain Regulatory Considerations".

  The following is a brief description of certain terms of the outstanding series of Ahmanson Preferred Stock. This description does not purport to be complete and is qualified in its entirety by reference to the Ahmanson Charter, including the certificate of designations with respect to each such series.

  The shares of Ahmanson Preferred Stock currently outstanding have preference over Ahmanson Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, winding up or dissolution of Ahmanson. Each outstanding series ranks on a parity with the other as to dividends and the distribution of assets upon liquidation, winding up or dissolution.

  Generally, the holders of each series of Ahmanson Preferred Stock have no voting rights. However, if the equivalent of six quarterly dividends payable on a series of Ahmanson Preferred Stock are in default, the number of directors of Ahmanson will be increased by two and the holders of such outstanding series of Ahmanson Preferred Stock together with the holders of shares of every other series of Ahmanson Preferred Stock similarly entitled to vote for the election of two directors, acting together as a single class, will be entitled to elect two of the authorized number of members of the Ahmanson Board at the next annual meeting and at each subsequent annual meeting of stockholders, to serve until all dividends accumulated have been fully paid for four consecutive quarterly dividend periods, including the last preceding quarterly dividend period. Ahmanson Depositary Shares representing each series of Ahmanson Preferred Stock are listed on the NYSE.

  Ahmanson Series C Preferred Stock. As of December 31, 1996, there were issued and outstanding 780,000 shares of Ahmanson 8.40% Preferred Stock, Series C, liquidation preference $250 per share (the "Ahmanson Series C Preferred Stock"), represented by 7,800,000 depositary shares, each representing a one-tenth interest in a share of Ahmanson Series C Preferred Stock. The Ahmanson Series C Preferred Stock is redeemable at the option of Ahmanson, in whole or in part, on and after March 1, 1998 at a price of $250 per share (equivalent to $25 per depositary share) plus accrued and unpaid dividends to the redemption date.

  Dividends on the Ahmanson Series C Preferred Stock of $21.00 per share (8.40% annualized rate) are cumulative and paid quarterly on the first day of March, June, September and December (equivalent to $2.10 per annum per depositary share).

  Ahmanson Series D Preferred Stock. As of December 31, 1996, there were issued and outstanding 575,000 shares of 6% Cumulative Convertible Preferred Stock, Series D, liquidation preference $500 per share (the "Ahmanson Series D Preferred Stock"), evidenced by 5,750,000 depositary shares, each representing a one-tenth interest in a share of Ahmanson Series D Preferred Stock. The Ahmanson Series D Preferred Stock is redeemable at the option of Ahmanson, in whole or in part, on and after September 1, 1998 at a price commencing at $515 per share and declining to $500 per share on September 1, 2003 and thereafter, plus accrued and unpaid dividends to the redemption date.

  Dividends on the Ahmanson Series D Preferred Stock of $30 per share (6% annualized rate) are cumulative and are paid quarterly on the first day of March, June, September and December (equivalent to $3 per annum per depositary share).

  The Ahmanson Series D Preferred Stock is convertible into Ahmanson Common Stock, at the option of its holders, at a conversion rate of approximately
20.5465 shares of Ahmanson Common Stock per share of Ahmanson Series D Preferred Stock (equivalent to a conversion rate of 2.05465 shares of Ahmanson Common Stock per depositary share) (subject to adjustments upon the occurrence of certain events).

NEW AHMANSON 8.30% PREFERRED STOCK

  The summary of terms of the New Ahmanson 8.30% Preferred Stock contained herein does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Ahmanson Charter, as amended through the Effective Time, and the provisions of the Preferred Stock Deposit Agreement.

  If the Proposed Merger is consummated, pursuant to the terms of the Merger Agreement, each share of GWF 8.30% Preferred Stock would be converted into one share of New Ahmanson 8.30% Preferred Stock. The New Ahmanson 8.30% Preferred Stock will be substantially the same as the GWF 8.30% Preferred Stock.

  Rank. The New Ahmanson 8.30% Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Ahmanson with each other currently outstanding series of Ahmanson Preferred Stock. See "Description of Ahmanson Capital Stock--Ahmanson Preferred Stock". The New Ahmanson 8.30% Preferred Stock will rank prior to the Ahmanson Common Stock with respect to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Ahmanson.

  Dividends. Holders of shares of the New Ahmanson 8.30% Preferred Stock will be entitled to receive, when, as and if declared by the Ahmanson Board out of funds of Ahmanson legally available for payment, cash dividends at the rate of 8.30% per annum (equivalent to $2.075 per New Ahmanson Depositary Share). Dividends on the New Ahmanson 8.30% Preferred Stock will be payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing upon consummation of the Proposed Merger, at such annual rate. Each dividend will be payable to holders of record as they appear on the stock books of Ahmanson (or, if applicable, the records of the Preferred Stock Depositary) on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Ahmanson Board. Dividends will be cumulative from the date of original issue. Dividends payable on the New Ahmanson 8.30% Preferred Stock for any period greater or less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the New Ahmanson 8.30% Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four.

  Redemption. Shares of New Ahmanson 8.30% Preferred Stock will not be redeemable prior to November 1, 1997. The shares of New Ahmanson 8.30% Preferred Stock will be redeemable at the option of Ahmanson, in whole or in part, at any time or from time to time, on or after November 1, 1997, on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $250 per share (equivalent to $25 per New Ahmanson Depositary Share) plus accrued and unpaid dividends to the redemption date.

  The New Ahmanson 8.30% Preferred Stock will not be subject to any sinking fund or other obligation of Ahmanson to redeem or retire the New Ahmanson 8.30% Preferred Stock.

  Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Ahmanson, the holders of shares of New Ahmanson 8.30% Preferred Stock are entitled to receive out of assets of Ahmanson available for distribution to stockholders, before any distribution of assets is made to holders of Ahmanson Common Stock or of any other shares of stock of Ahmanson ranking as to such a distribution junior to the shares of New Ahmanson 8.30% Preferred Stock, liquidating distributions in the amount of $250 per share (equivalent to $25 per New Ahmanson Depositary Share) plus accrued and unpaid dividends. After payment of such liquidating distributions, the holders of shares of New Ahmanson 8.30% Preferred Stock will not be entitled to any further participation in any distribution of assets by Ahmanson.

  Voting Rights. Except as indicated below or except as expressly required by applicable law, the holders of the New Ahmanson 8.30% Preferred Stock will not be entitled to vote for any purpose.

  If the equivalent of six quarterly dividends payable on the New Ahmanson 8.30% Preferred Stock are in arrears, the number of directors of Ahmanson will be increased by two and the holders of New Ahmanson 8.30% Preferred Stock, voting separately as a class together with any other series of Ahmanson Preferred Stock ranking on a parity with the New Ahmanson 8.30% Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Ahmanson Preferred Stock"), will be entitled to elect two directors to fill such vacancies. Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment. Each director elected by the holders of shares of the New Ahmanson 8.30% Preferred Stock and any other class of Ahmanson Preferred Stock shall continue to serve as such director for the full term for which he shall have been elected, notwithstanding that prior to the end of such term such default shall cease to exist.

  So long as any shares of the New Ahmanson 8.30% Preferred Stock remain outstanding, the consent or the affirmative vote of the holders of at least 66 2/3% of the vote entitled to be cast with respect to the then outstanding shares of such series of the New Ahmanson 8.30% Preferred Stock together with any Other Ahmanson Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of Ahmanson ranking prior to the New Ahmanson 8.30% Preferred Stock as to dividends, voting or upon distribution of assets and (ii) to repeal, amend or otherwise change any of the provisions applicable to the New Ahmanson 8.30% Preferred Stock in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of the New Ahmanson 8.30% Preferred Stock. In case the New Ahmanson 8.30% Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Other Ahmanson Preferred Stock then outstanding, the holders of shares of the New Ahmanson 8.30% Preferred Stock, together with any series of the Other Ahmanson Preferred Stock which will be similarly affected, will be entitled to vote as a class, and Ahmanson will not take such action without the consent or affirmative vote of the holders of at least 66 2/3% of the total number of votes entitled to be cast with respect to each such series of the New Ahmanson 8.30% Preferred Stock and the Other Ahmanson Preferred Stock then outstanding.

  With respect to any matter as to which the New Ahmanson 8.30% Preferred Stock is entitled to vote, holders of the New Ahmanson 8.30% Preferred Stock and any Other Ahmanson Preferred Stock will be entitled to cast the number of votes assigned to the outstanding shares of New Ahmanson 8.30% Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of the New Ahmanson 8.30% Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Ahmanson Preferred Stock, it is possible that the holders of such shares of Other Ahmanson Preferred Stock could approve action that would adversely affect New Ahmanson 8.30% Preferred Stock, including the creation of a class of capital stock ranking prior to such series of New Ahmanson 8.30% Preferred Stock as to dividends, voting or distributions of assets.

  Conversion Rights. The New Ahmanson 8.30% Preferred Stock is not convertible into shares of any other class or series of Ahmanson Capital Stock.

NEW AHMANSON DEPOSITARY SHARES

  At the Effective Time, Ahmanson will assume the obligations of GWF under the Preferred Stock Deposit Agreement and will instruct the Preferred Stock Depositary to treat the shares of New Ahmanson 8.30% Preferred Stock as new deposited securities under the Preferred Stock Deposit Agreement. In accordance with the terms of the Preferred Stock Deposit Agreement, the GWF Depositary Shares then outstanding shall thereafter represent the shares of New Ahmanson 8.30% Preferred Stock. Ahmanson will request that the Preferred Stock Depositary call for surrender of all outstanding GWF Depositary Receipts to be exchanged for New Ahmanson Depositary Receipts specifically describing the New Ahmanson 8.30% Preferred Stock. The New Ahmanson Depositary Receipts to be issued in exchange for the GWF Depositary Receipts will evidence the New Ahmanson Depositary Shares.

  Each New Ahmanson Depositary Share will represent a one-tenth interest in a share of New Ahmanson 8.30% Preferred Stock. Ahmanson has agreed to use its best efforts to list the New Ahmanson Depositary Shares on the NYSE, subject to official notice of issuance. The New Ahmanson Depositary Shares will be freely transferable under the Securities Act.

  Subject to the terms of the Preferred Stock Deposit Agreement, each owner of a New Ahmanson Depositary Share will be entitled through the Preferred Stock Depositary, in proportion to the one-tenth interest in a share of New Ahmanson 8.30% Preferred Stock underlying such New Ahmanson Depositary Share, to all rights and preferences of a share of New Ahmanson 8.30% Preferred Stock (including, voting, redemption and liquidation rights). Because each share of New Ahmanson 8.30% Preferred Stock entitles the holder thereof to one vote on matters on which the New Ahmanson 8.30% Preferred Stock is entitled to vote, each related New Ahmanson Depositary Share, will, in effect, entitle the holder thereof to one-tenth of a vote thereon, rather than one full vote. See "--New Ahmanson 8.30% Preferred Stock--Voting Rights".

  Pending the preparation of definitive, engraved New Ahmanson Depositary Receipts, the Preferred Stock Depositary may, upon the written order of Ahmanson, issue temporary New Ahmanson Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive form. Definitive New Ahmanson Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary New Ahmanson Depositary Receipts will be exchangeable for definitive New Ahmanson Depositary Receipts at Ahmanson's expense.

  Dividends and Other Distributions. The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the New Ahmanson 8.30% Preferred Stock to the record holders of New Ahmanson Depositary Receipts in proportion, insofar as practicable, to the respective numbers of New Ahmanson Depositary Shares evidenced by the New Ahmanson Depositary Receipts held by such holders on the relevant record date. The Preferred Stock Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of New Ahmanson Depositary Receipts a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Preferred Stock Depositary for distribution to record holders of New Ahmanson Depositary Receipts then outstanding.

  In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective numbers of New Ahmanson Depositary Shares evidenced by the New Ahmanson Depositary Receipts held by such holders on the relevant record date, unless the Preferred Security Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of Ahmanson, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such securities or property.

  The Preferred Stock Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by Ahmanson to holders of the New Ahmanson 8.30% Preferred Stock shall be made available to holders of the related New Ahmanson Depositary Receipts.

  The amounts distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by Ahmanson or the Depositary on account of taxes and governmental charges.

  Redemption of New Ahmanson Depositary Shares. If shares of New Ahmanson 8.30% Preferred Stock represented by New Ahmanson Depositary Shares are redeemed, the New Ahmanson Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of the New Ahmanson 8.30% Preferred Stock held by the Preferred Stock Depositary. The Preferred Stock Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the New Ahmanson Depositary Receipts evidencing the New Ahmanson Depositary Shares to be so redeemed at their respective addresses appearing in the Preferred Stock Depositary's books. The redemption price per New Ahmanson Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the New Ahmanson 8.30% Preferred Stock plus all money and other property, if any, payable with respect to such New Ahmanson Depositary Share, including all amounts payable by Ahmanson in respect of any accumulated but unpaid dividends. Whenever Ahmanson redeems shares of New Ahmanson 8.30% Preferred Stock held by a Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of New Ahmanson Depositary Shares representing shares of the New Ahmanson 8.30% Preferred Stock so redeemed. If less than all the New Depositary Shares are to be redeemed, the New Ahmanson Depositary Shares to be redeemed will be selected by lot or pro rata (subject to rounding to avoid fractions of New Ahmanson Depositary Shares) as may be determined by the Preferred Stock Depositary.

  After the date fixed for redemption, the New Ahmanson Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of New Ahmanson Depositary Receipts evidencing such New Ahmanson Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which such holders were entitled upon such redemption upon surrender to the Preferred Stock Depositary of the New Ahmanson Depositary Receipts evidencing such New Ahmanson Depositary Shares.

  Voting the New Ahmanson 8.30% Preferred Stock. Upon receipt of notice of any meeting or action to be taken by written consent at or as to which the holders of the New Ahmanson 8.30% Preferred Stock are entitled to vote or consent, the Preferred Stock Depositary will mail the information contained in such notice of meeting or action to the record holders of the New Ahmanson Depositary Receipts evidencing the New Ahmanson Depositary Shares. Each record holder of such New Ahmanson Depositary Receipts on the record date (which will be the same date as the record date for the New Ahmanson 8.30% Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights or the giving or refusal of consent, as the case may be, pertaining to the number of shares of the New Ahmanson 8.30% Preferred Stock represented by the New Ahmanson Depositary Shares evidenced by such holder's New Ahmanson Depositary Receipts. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote, or give or withhold consent with respect to, the maximum number of whole shares of the New Ahmanson 8.30% Preferred Stock represented by all New Ahmanson Depositary Shares as to which any particular voting or consent instructions are received, and Ahmanson will agree to take all action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting, or giving consents with respect to, shares of the New Ahmanson 8.30% Preferred Stock to the extent it does not receive specific instructions from the holders of New Ahmanson Receipts evidencing New Ahmanson Depositary Shares.

  Amendment and Termination of the Preferred Stock Deposit Agreement. The form of New Ahmanson Depositary Receipts evidencing the New Ahmanson Depositary Shares and any provision of the Preferred Stock Deposit Agreement may at any time and from time to time be amended by agreement between Ahmanson and the Preferred Stock Depositary in any respect which they may deem necessary or desirable. However, any amendment which imposes or increases any fees, taxes or charges upon holders of New Ahmanson Depositary Shares or New Ahmanson Depositary Receipts or which materially and adversely alters the existing rights of such holders will not be effective unless such amendment has been approved by the record holders of New Ahmanson Depositary Receipts evidencing at least a majority of such New Ahmanson Depositary Shares then outstanding. Notwithstanding the foregoing, no such amendment may impair the right of any holder of New Ahmanson Depositary Shares or New Ahmanson Depositary Receipts to receive any moneys or other property to which such holder may be entitled under the terms of such New Ahmanson Depositary Receipts or the related Preferred Stock Deposit Agreement at the times and in the manner and amount provided for therein. The Preferred Stock Deposit Agreement may be terminated by Ahmanson or the Preferred Stock Depositary only after (i) all outstanding New Ahmanson Depositary Shares relating thereto have been redeemed and any accumulated and unpaid dividends on the New Ahmanson 8.30% Preferred Stock, together with all other moneys and property, if any, to which holders of the related New Ahmanson Depositary Shares are entitled under the terms of such New Ahmanson Depositary Shares or the Preferred Stock Deposit Agreement, have been paid or distributed as provided in the Preferred Stock Deposit Agreement or provision therefor has been duly made or (ii) there has been a final distribution in respect of the New Ahmanson 8.30% Preferred Stock in connection with any liquidation, dissolution or winding up of Ahmanson and such distribution has been distributed to the holders of the New Ahmanson Depositary Receipts.

  Miscellaneous. The Preferred Stock Depositary will forward to record holders of New Ahmanson Depositary Receipts, at their respective addresses appearing in the Preferred Stock Depositary's books, all reports and communications from Ahmanson which are delivered to the Preferred Stock Depositary and which Ahmanson is required to furnish to holders of such New Ahmanson Depositary Receipts.

  The Preferred Stock Deposit Agreement contains provisions relating to adjustments in the fraction of a share of New Ahmanson 8.30% Preferred Stock represented by New Ahmanson Depositary Shares in the event of a change in par or stated value, split-up, combination or other reclassification of the New Ahmanson 8.30% Preferred Stock or upon any recapitalization, merger or sale of substantially all of the assets of Ahmanson.

  Neither the Preferred Stock Depositary nor any of its agents nor any registrar nor Ahmanson will be (i) liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Preferred Stock Deposit Agreement, (ii) subject to any liability under the Preferred Stock Deposit Agreement to holders of New Ahmanson Depositary Receipts other than for the relevant party's gross negligence or willful misconduct, or (iii) obligated to prosecute or defend any legal proceeding in respect of any New Ahmanson Depositary Receipts, New Ahmanson Depositary Shares or the New Ahmanson 8.30% Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by holders of New Ahmanson Depositary Shares or other persons in good faith believed to be competent and on documents reasonably believed to be genuine.

  Charges of the Preferred Stock Depositary. Ahmanson will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Ahmanson will pay charges of the Preferred Stock Depositary in connection with the initial deposit of the related Ahmanson Preferred Stock and the initial issuance of the New Ahmanson Depositary Receipts evidencing the New Ahmanson Depositary Shares, any redemption of the New Ahmanson 8.30% Preferred Stock and any withdrawals of New Ahmanson 8.30% Preferred Stock by the holders of New Ahmanson Depositary Shares. Holders of New Ahmanson Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Preferred Stock Deposit Agreement to be for their accounts.

  Resignation or Removal of the Preferred Stock Depositary. The Preferred Stock Depositary may resign at any time by delivering to Ahmanson notice of its election to do so, and Ahmanson may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

CERTAIN REGULATORY CONSIDERATIONS

  The following discussion addresses in general terms the regulatory framework applicable to savings and loan holding companies and their subsidiaries, and provides certain information relevant to Ahmanson. Regulation of financial institutions such as Ahmanson and its subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and generally is not intended for the protection of stockholders or other investors.

  General. Ahmanson is a savings and loan holding company and, as such, is subject to the OTS's regulations, examination, supervision and reporting requirements. Home Savings is a federal savings bank and a member of the FHLB System, and its deposits are insured by the FDIC. It is subject to examination and supervision by the OTS and the FDIC and to regulations governing such matters as capital standards, mergers, establishment and closing of branch offices, subsidiary investments and activities, and general investment authority.

  The descriptions of the statutes and regulations that are applicable to Ahmanson and the effects thereof that are set forth below and elsewhere in this document do not purport to be a complete description of such statutes and regulations and their effects on Ahmanson or to identify every statute and regulation that may apply to Ahmanson.

  Savings and Loan Holding Company Regulations. Subject to certain limited exceptions, control of a savings association or a savings and loan holding company may only be obtained with the approval (or in the case of an acquisition of control by an individual, the absence of disapproval) of the OTS, after a public comment and application review process. Any company acquiring control of a savings association becomes a savings and loan holding company, must register and file periodic reports with the OTS, and is subject to OTS examination.

  Affiliate and Insider Transactions. Savings associations are subject to affiliate and insider transaction rules under Section 11 of the Home Owner's Loan Act; including those applicable to member banks of the Federal Reserve System set forth in Sections 23A, 23B and 22(h) of the Federal Reserve Act. Savings associations are also subject to Section 22(g) of the Federal Reserve Act. These provisions, among other things, prohibit or limit a savings association from extending credit to, or entering into certain transactions with, its affiliates (which generally include holding companies such as Ahmanson and any company under common control with the savings association) and principal stockholders, directors and executive officers of the savings association and its affiliates.

  Limitations on Acquisitions. Ahmanson is generally prohibited, either directly or indirectly, from acquiring control of any savings association or savings and loan holding company absent prior approval by the OTS and from acquiring more than 5% of any class of voting stock of any savings association or savings and loan holding company that is not a subsidiary of Ahmanson.

  Payment of Dividends. Ahmanson's principal sources of funds are cash dividends paid to it by Home Savings and other subsidiaries, investment income and borrowings. There are significant restrictions on the ability of Home Savings to pay dividends to Ahmanson. Savings association subsidiaries of savings and loan holding companies, such as Home Savings, must notify the OTS of their intent to declare dividends at least 30 days before declaration. The OTS has the authority to preclude those associates from declaring a dividend.

  OTS regulations impose limitations upon certain "capital distributions" by savings associations, including dividends. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to institutions that meet or exceed the fully phased-in capital requirements.

  A savings institution that has capital immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution that is at least equal to its fully phased-in capital requirements is considered a Tier I institution ("Tier I Institution"). At December 31, 1996 Home Savings was a Tier I Institution. A Tier I Institution may, without the approval of but with prior notice to the OTS, make capital distributions during a calendar year up to the greater of (1) 100% of its net income to date during the calendar year plus the amount that would reduce the savings institution's "surplus capital ratio" (the excess over its fully phased-in risk-based capital requirement) to one-half of its surplus capital ratio at the beginning of the calendar year or
(2) 75% of the institution's net income over the most recent four quarter period. Any additional capital distributions would require prior regulatory approval. The OTS retains discretion to subject Tier I Institutions to the more stringent capital distribution rules applicable to institutions with less capital if the OTS determines that the institution is in need of more than normal supervision and has provided the institution with notice to that effect. The OTS also retains the authority to prohibit any capital distribution otherwise authorized under the regulations if the OTS determines that the capital distribution would constitute an unsafe or unsound practice.

  Deposit Insurance. The FDIC administers two separate deposit insurance funds: the BIF, which insures the deposits of institutions the deposits of which were insured by the FDIC prior to the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, and the SAIF, which insures the deposits of institutions the deposits of which were insured by the Federal Savings and Loan Insurance Corporation. Home Savings is a member of the BIF and currently is obligated to pay deposit insurance assessments ratably to the SAIF and the BIF based on 85% and 15% of total deposits, respectively. These percentages are subject to change in the future based on future events.

  The FDIC has established a risk-based system for setting deposit insurance assessments. Under the risk-based assessment system, an institution's insurance assessments vary depending upon the level of capital the institution holds and the degree to which it is the subject of supervisory concern to the FDIC. During the first three quarters of 1996, the assessment rate for SAIF deposits varied from 0.23% of covered deposits for well-capitalized institutions that were deemed to have no more than a few minor weaknesses, to 0.31% of covered deposits for less than adequately capitalized institutions that posed substantial supervisory concern. The lowest assessment rate for BIF deposits was $2,000 per institution per year. The assessment rate for both SAIF and BIF deposits currently varies from zero to 0.27% of covered deposits. Ahmanson paid $55.1 million in deposit insurance premiums to SAIF in 1996 compared to $79.9 million in 1995.

  Prior to enactment of the Deposit Insurance Funds Act of 1996 ("DIFA"), the SAIF's three major obligations were to fund losses associated with the failure of institutions with SAIF-insured deposits; to increase its reserves to 1.25% of insured deposits over a reasonable period of time; and to make interest payments on debt incurred through the Financing Corporation to provide funds to the former Federal Savings and Loan Insurance Corporation ("FICO Debt"). The reserves of the SAIF were lower than the reserves of the BIF and the BIF did not have an obligation to pay interest on the FICO Debt. Therefore, premiums assessed on deposits insured by the SAIF were higher than premiums assessed on deposits insured by the BIF. Such a premium structure provided FDIC-insured institutions whose deposits were exclusively or primarily BIF-insured (such as almost all commercial banks) certain competitive advantages over institutions whose deposits were primarily SAIF-insured (such as Home Savings).

  DIFA required FDIC-insured depository institutions with SAIF-insured deposits to pay a special assessment designed to increase SAIF's reserves to the required 1.25% of insured deposits. DIFA also altered the obligation to make interest payments on the FICO Debt so that assessments to collect the necessary funds are imposed separately from the deposit insurance premium and are now assessed on BIF-insured deposits, although at a lower rate, as well as on SAIF-insured deposits. Because the reserves of both the SAIF and the BIF equal or exceed the required minimum amount and FICO Debt assessments are collected separately from deposit insurance assessments, deposit insurance premiums are currently assessed on SAIF-insured and BIF-insured deposits according to the same schedule.

  The FDIC may initiate a proceeding to terminate an institution's deposit insurance after a 30-day notice period if, among other things, the institution is in an unsafe and unsound condition to continue operations. It is the policy of the FDIC to deem an insured institution to be in an unsafe and unsound condition if its ratio of Tier I capital to total assets is less than 2%. Tier I capital is similar to core capital but includes certain investments in and extensions of credit to subsidiaries engaged in activities not permitted for national banks. In addition, the FDIC has the new power to suspend temporarily a savings association's insurance on deposits received after the issuance of a suspension order in the event that the savings association has no tangible capital.

  FICO Debt. Until December 31, 1999 or, if earlier, the date on which the last savings association ceases to exist, the rate at which SAIF-insured deposits are assessed with respect to FICO Debt interest payments will be five times the rate at which BIF-insured deposits are assessed. Accordingly, institutions whose deposits are exclusively or primarily BIF-insured (such as almost all commercial banks) continue to have a competitive advantage over institutions whose deposits are primarily SAIF-insured (such as Home Savings) although the extent of the advantage is less than the deposit insurance premium advantage which existed prior to the enactment of DIFA.

  Classification of Assets. Federal regulations require savings associations to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss" if warranted. Adequate valuation allowances for loan losses are required for assets classified as substandard or doubtful. If an asset is classified as loss, the institution must either establish a specific allowance for loss in the amount classified as loss or charge off such amount. The institution's OTS District Director has the authority to approve, disapprove or modify any asset classification and any amounts established as allowances for loan losses.

  At present, certain general allowances may be included within regulatory capital, while specific allowances may not. If an OTS examiner concludes that additional assets should be classified or that the valuation allowances established by the savings association are inadequate, the examiner may determine, subject to internal review by the OTS, the need for and extent of additional classification or any increase necessary in the savings association's general or specific valuation allowances. An insured savings association is also required to set aside adequate valuation allowances to the extent that an affiliate possesses assets posing a risk to the institution and to establish liabilities for off-balance sheet items, such as letters of credit, when loss becomes probable and estimable.

  Capital Requirements. The OTS has adopted capital regulations ("Capital Regulations") for savings associations which establish three capital requirements--a core capital requirement, a tangible capital requirement and a risk-based capital requirement. The capital standards contained in the Capital Regulations generally must be no less stringent than the capital standards applicable to national banks. The Capital Regulations require savings associations to maintain core capital of at least 3% of adjusted total assets, tangible capital of at least 1.5% of adjusted total assets, and total capital (being the sum of Core Capital and Supplementary Capital) of at least 8% of risk-weighted assets. In addition, institutions whose exposure to interest-rate risk is deemed to be above normal will be required to deduct a portion of such exposure in calculating their risk-based capital. The OTS may establish, on a case by case basis, individual minimum capital requirements for savings associations that vary from the requirements that would otherwise apply under the Capital Regulations. The OTS has not established such individual minimum capital requirements for Home Savings. Home Savings was in compliance with the Capital Regulations at December 31, 1996. As of December 31, 1996, Home Savings' core capital ratio was 5.54%. The Capital Regulations do not apply to Ahmanson, on a consolidated or non-consolidated basis.

  Core capital generally includes common stockholders' equity (including retained earnings but excluding the net unrealized gain or loss on securities available for sale), noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets (other than a limited amount of purchased mortgage servicing rights and purchased credit card relationships) must be deducted from core capital. Certain deferred tax assets also must be deducted.

  Tangible capital generally means core capital less any intangible assets, plus certain purchased mortgage servicing rights.

  Supplementary capital includes, among other things, certain types of preferred stock and subordinated debt and, subject to certain limits. general valuation loan and lease loss allowances. A savings association's supplementary capital may be used to satisfy the risk-based capital requirement only to the extent of that institution's core capital. Risk-weighted assets are determined by multiplying each category of an institution's assets, including off balance sheet equivalents, by a risk weight assigned by the OTS based on the credit risk associated with those assets, and adding the resulting amounts. The risk weight categories range from zero percent for cash and government securities to 100% for assets that do not quality for preferential risk weighting as determined by the OTS.

  The Capital Regulations treat asset sales with recourse as if they did not occur, and generally require a savings association to maintain capital against the entire amount of assets sold with recourse, even if recourse is for less than the full amount. However, when assets are sold with recourse and the amount of recourse is less than the risk-based capital requirement for such assets, the assets are not included in risk-weighted assets and capital is required to be maintained in an amount equal to such recourse amount. A savings association's retention of the subordinated portion of a senior/subordinated loan participation or package of loans is treated in the same manner as an asset sale with recourse.

  The Capital Regulations contain special capital rules affecting savings associations with certain kinds of subsidiaries. For purposes of determining compliance with each of the capital standards, a savings association's investments in and extensions of credit to subsidiaries engaged in activities not permissible for a national bank are deducted from the savings association's capital, net of reserves against such investment. Home Savings' REI subsidiaries are its only significant subsidiaries engaged in activities not permissible for a national bank. At December 31, 1996, Home Savings' investment in its REI subsidiary aggregated $39.7 million as a result of which Home Savings was required to deduct $39.7 million from its capital.

  Each bank regulatory agency and the OTS is required to review its capital standards every two years to determine whether those standards require sufficient capital to facilitate prompt corrective action to prevent or minimize loss to the deposit insurance funds.

  Prompt Corrective Action. Under OTS regulations which implement the "prompt corrective action" system established in the Federal Deposit Insurance Act (the "FDIA"), a FDIC-insured savings association is well capitalized if its ratio of total capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to total assets is 5% or more and it is not subject to any written agreement, order or directive to meet a specified capital level. At December 31, 1996 Home Savings met these standards. An institution which is not well capitalized is "adequately capitalized" if its ratio of total capital to risk-weighted assets is at least 8%, its ratio of core capital to risk-adjusted assets is at least 4% and its ratio of core capital to total assets is at least 4% (3% if the institution receives the highest rating on the OTS's CAMEL rating system). Any institution which is not adequately capitalized is undercapitalized, significantly undercapitalized or critically undercapitalized, depending upon its capital ratios.

  A FDIC-insured savings association that is undercapitalized must submit a capital restoration plan to the OTS. The plan may be approved only if the OTS determines it is likely to succeed in restoring the institution's capital and will not appreciably increase the risks to which the institution is exposed. The association's performance under the plan must be guaranteed by any company which controls the association, up to a maximum of 5% of the institution's assets. The OTS may also require the association to take various actions deemed appropriate to minimize potential losses to the deposit insurance fund. A significantly undercapitalized association is subject to additional sanctions and a critically undercapitalized association generally must be placed in receivership or conservatorship.

  Enforcement and Penalties. The FDIA contains extensive enforcement provisions applicable to all FDIC-insured depository institutions, including savings associations and "institution-affiliated parties," which includes, among others, directors, officers, employees, agents and controlling stockholders of depository institutions, including holding companies such as Ahmanson. An institution or institution-affiliated party may be subject to a three tier penalty regime that ranges from a maximum penalty of $5,000 per day for a simple violation to a maximum penalty of $1 million per day for certain knowing violations including the failure to submit or submission of incomplete, false or misleading reports. An institution-affiliated party may also be subject to loss of voting rights with respect to the stock of depository institutions.

  Whenever the OTS has reasonable cause to believe that the continuation by a savings and loan holding company of any activity or of ownership or control of any subsidiary not insured by the FDIC constitutes a serious risk to the financial safety, soundness or stability of a subsidiary savings association and is inconsistent with the sound operation of the savings association, the OTS may order the holding company to terminate such activities or divest such non-insured subsidiary. The OTS, without notice or opportunity for hearing, may also (i) limit the payment of dividends by the savings association, (ii) limit transactions between the savings association and its holding company or other affiliates and (iii) limit any activity of the savings association which creates a serious risk that the liabilities of the holding company and its affiliates may be imposed upon the savings association.

  FDIA, as amended, requires the OTS to prescribe minimum operational and managerial standards and standards for asset quality, earnings and stock valuation for savings associations. Any savings association that fails to meet the standards may be required to submit a plan for corrective action. If a savings association fails to submit or implement an acceptable plan, the OTS may require the association to take any action the OTS determines will best carry out the purpose of prompt corrective action. The OTS and the bank regulatory agencies have jointly published a regulation prescribing the required safety and soundness standards. Home Savings believes that it is in compliance with the regulation.

  Loans and Investments. Aggregate loans to a single borrower are limited to specified percentages of a savings association's capital, depending upon the existence and type of any collateral. Aggregate loans secured by non-residential real property are limited to a specified percentage of capital.

  Savings associations generally may not invest directly in equity securities, non-investment grade securities or real estate. Indirect investments in real estate are permitted through subsidiaries subject to limitations based, generally, on the institution's capital ratios. Investments in subsidiaries, and the activities conducted through subsidiaries, are subject to regulatory restrictions.

  Federal Home Loan Bank System. The FHLBs provide a central credit facility for member institutions. As a federal savings bank, Home Savings is required to be a member of the FHLB system. Members of the FHLB system are required to own capital stock in an FHLB at least equal to the greater of 1% of the member's outstanding home mortgage loans and 5% of the member's advances from the FHLB. At December 31, 1996 Home Savings' investment in FHLB stock was $421.0 million, substantially all of which can not be withdrawn as long as Home Savings' real estate loan portfolio remains at its current size.

  Federal Reserve System. Home Savings is subject to various regulations promulgated by the Federal Reserve Board, including, among others, Regulation B (Equal Credit Opportunity), Regulation D (Reserves), Regulation E (Electronic Fund Transfers), Regulation Z (Truth in Lending), Regulation CC (Availability of Funds) and Regulation DD (Truth in Savings). As holders of loans secured by real property, and as owners of real property, financial institutions, including Home Savings, may be subject to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of the property.

  Liquidity. OTS regulations require a savings association to maintain, for each calendar month, an average daily balance of liquid assets equal to at least 5% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. The OTS may vary the required percentage within a range of 4% to 10% and may also vary the definition of liquid assets. OTS regulations also require a savings association to maintain, for each calendar month, an average daily balance of short-term liquid assets equal to at least 1% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. Monetary penalties may be imposed for failure to meet liquidity ratio requirements.

  Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires each savings association, as well as other depository institutions, to identify the communities served by the institution's offices and to identify the types of credit the institution is prepared to extend within such communities. The CRA also requires the OTS to assess the performance of the institution in meeting the credit needs of its community and to take such assessments into consideration in reviewing applications for mergers, acquisitions and other transactions. In connection with its assessment of a savings association's CRA performance, the OTS will assign a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." Based on an examination conducted as of September 5, 1995, Home Savings was rated "outstanding."

  Qualified Thrift Lender. A savings association must invest at least 65% of its portfolio assets in "qualified thrift investments" (each as defined by statute and OTS regulations) on a monthly average basis in nine out of every 12 months on a rolling 12-month "look back" basis. Home Savings is in compliance with this requirement as of December 31, 1996 and would be in compliance on a pro forma basis after giving effect to the Proposed Merger.

                       VALIDITY OF AHMANSON COMMON STOCK

  Assuming the Proposed Merger is consummated, the validity of the shares of Ahmanson Common Stock issued in connection therewith would be passed upon for Ahmanson by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Ahmanson as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Ahmanson and GWF is set forth in or incorporated by reference in the respective Annual Reports on Form 10-K for the year ended December 31, 1995 of Ahmanson and GWF, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Information by Reference". Ahmanson stockholders who wish to obtain copies of Ahmanson's reports may contact Ahmanson at its address or telephone number set forth under "Incorporation of Certain Information by Reference".

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  As permitted by Section 102(b)(7) of the DGCL, Article Sixteenth of the Ahmanson Charter (Exhibit 4.1 hereto) eliminates the monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, with the following exceptions, as required by Delaware law: (i) breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payment of unlawful dividends or making unlawful stock purchases or redemptions; or (iv) transactions from which the director derived an improper personal benefit.

  In addition, under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed Proceeding (other than an action by or in the right of the corporation) if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any threatened, pending or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Article VII of the Ahmanson By-laws (Exhibit 4.2 hereto) provides for indemnification of its directors, officers, employees, and other agents to the fullest extent permitted by the DGCL.

  Ahmanson has insured its liability where indemnification of its directors and officers is proper under the foregoing provisions of the Ahmanson Charter and the Ahmanson By-laws up to an aggregate of $45,000,000.

ITEM 21. EXHIBITS AND FINANCIAL DATA SCHEDULE

     EXHIBIT
       NO.                               DESCRIPTION
     -------                             -----------
      4.1    Composite Certificate of Incorporation of the Registrant dated
             July 16, 1984 (filed as Exhibit 3.1 to the Registrant's Annual
             Report on Form 10-K for the year ended December 31, 1991).*
      4.2    By-laws of the Registrant, as amended (filed as Exhibit 3.2 to the
             Registrant's Quarterly Report on Form 10-Q for the year ended June
             30, 1994).*
      4.3    Rights Agreement, dated as of July 26, 1988, between the
             Registrant and Union Bank, as Rights Agent (filed as Exhibit 4.3 to the Registrant's Registration Statement on Form 8-A, dated
             August 2, 1988).*
      4.4    Certificate of Designations of the 8.40% Preferred Stock, Series C
             (Par Value $.01 Per Share), dated February 9, 1993 (filed as
             Exhibit 3.5 to the Registrant's Annual Report on Form 10-K for the
             year ended December 31, 1992).*
      4.5    Certificate of Designations of the 6% Cumulative Convertible
             Preferred Stock, Series D (Par Value $.01 Per Share), dated July
             30, 1993 (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K for the event on July 24, 1993).*
      4.6    Form of Certificate of Designations of the New Ahmanson 8.30%
             Preferred Stock.**
      4.7    Form of Deposit Agreement for the New Ahmanson Depositary Shares,
             each representing a one-tenth interest in a share of New Ahmanson
             8.30% Preferred Stock.**
      5.1    Opinion of Sullivan & Cromwell.**
      8.1    Tax opinion of Sullivan & Cromwell.**
     23.1    Consent of KPMG Peat Marwick LLP.
     23.2    Consent of Sullivan & Cromwell (included in Exhibit 5.1).**
     23.3    Consent of Sullivan & Cromwell (included in Exhibit 8.1).**
     24.1    Powers of Attorney.
     27.1    Financial Data Schedule.**
     99.1    Letter of Charles R. Rinehart, Chairman of the Board and Chief
             Executive Officer of Ahmanson, to the Board of Directors of GWF,
             dated February 17, 1997.

--------
 * Incorporated by reference.

** To be filed by amendment.

ITEM 22. UNDERTAKINGS

  The Undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irwindale, State of California on February 17, 1997.

                                          H. F. AHMANSON & COMPANY

                                        By:        /s/ Tim S. Glassett
                                          -------------------------------------
                                          Name:       Tim S. Glassett
                                          Title: First Vice President and
                                                 Assistant General Counsel

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/ Charles R. Rinehart*        Chairman of the Board and     February 17, 1997
____________________________________  Chief Executive Officer
        Charles R. Rinehart           (Principal Executive
                                      Officer)

       /s/ Kevin M. Twomey*          Senior Executive Vice         February 17, 1997
____________________________________  President and Chief
          Kevin M. Twomey             Financial Officer
                                      (Principal Financial
                                      Officer)

        /s/ George Miranda*          First Vice President and      February 17, 1997
____________________________________  Principal Accounting
           George Miranda             Officer

       /s/ Byron Allumbaugh*         Director                      February 17, 1997
____________________________________
          Byron Allumbaugh

       /s/ Harold A. Black*          Director                      February 17, 1997
____________________________________
          Harold A. Black

                                     Director                      February 17, 1997
____________________________________
        Richard M. Bressler

      /s/ David R. Carpenter*        Director                      February 17, 1997
____________________________________
         David R. Carpenter

     /s/ Phillip D. Matthews*        Director                      February 17, 1997
____________________________________
        Phillip D. Matthews

       /s/ Richard L. Nolan*         Director                      February 17, 1997
____________________________________
          Richard L. Nolan

        /s/ Delia M. Reyes*          Director                      February 17, 1997
____________________________________
           Delia M. Reyes

       /s/ Frank M. Sanchez*         Director                      February 17, 1997
____________________________________
          Frank M. Sanchez

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/ Elizabeth A. Sanders*       Director                      February 17, 1997
____________________________________
     Elizabeth A. Sanders
      /s/ Arthur W. Schmutz*         Director                      February 17, 1997
____________________________________
       Arthur W. Schmutz
      /s/ William D. Schulte*        Director                      February 17, 1997
____________________________________
      William D. Schulte
      /s/ Bruce G. Willison*         Director                      February 17, 1997
____________________________________
       Bruce G. Willison

*By
     /s/ Tim S. Glassett
  ____________________________
        Tim S. Glassett
       Attorney-in-fact